SAFRAN

SIÈGE SOCIAL

RECEIVED

2009 AUG 28 P 12:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 25, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09046857

Attention: Paul Dudek, Esq.

SUPPL

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

Francis de Raimond

8/31

SAFRAN
Société anonyme à Directoire et Conseil de Surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. : +33 (0)1 40 60 80 80
Fax : +33 (0)1 40 60 81 02
www.safran-group.com

Annex

I. PRESS RELEASES

- June 15, 2009 – Messier-Dowty and LAMC join forces to propose the integrated landing gear system for the Chinese single aisle C919 aircraft
- June 18, 2009 – SAFRAN receives 300 million euro loan for European Investment Bank to develop even cleaner engines
- July 31, 2009 – SAFRAN management appointments
- July 31, 2009 – First half results : proving resilience. Confident in achieving upper end of 2009 objectives

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

None

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

- 2008 - SAFRAN Annual Report
- June 30, 2009 - SAFRAN – Consolidated balance sheet and income statement
- July 31, 2009 – Analyst Presentation – SAFRAN Interim Results 2009

82-34974

SAFRAN

Communiqué de presse . Press release

Messier-Dowty and LAMC* join forces to propose the integrated landing gear system for the Chinese single aisle C919 aircraft

Paris, June 15, 2009

Pascal Sénéchal, Chairman & CEO, Messier-Dowty, representing also Messier-Bugatti (both SAFRAN Group companies), and XU Jun, President of LAMC*, representing also Xian Aviation Brake Technology and First Aircraft Institute, signed on June 5th a LOI (Letter Of Intent) preparing a cooperation between these companies for the Chinese single aisle COMAC** C919 program.

The signature took place in Shanghai, in the presence of Mr. CHEN Fusheng, Vice General Manager of AVIC*** Aircraft.

This agreement covers the complete landing gear system for the future aircraft, which entails the gear structure, wheels and brakes, braking and landing systems.

The parties have thus committed to an exclusive partnership and joint response to COMAC's upcoming request for proposal.

SAFRAN, one of the world's leading aerospace, defense and security equipment suppliers, is currently in competition to supply a large range of equipment on the C919 program, which includes, among others, the integrated landing gear system. Moreover, SAFRAN is present in China through several industrial units and joint ventures, including its Snecma and Messier-Dowty manufacturing facilities in Suzhou.

**LAMC : Landing Gear Advanced Manufacturing Corp, Ltd*
***COMAC : Commercial Aircraft Corporation of China, Ltd*
****AVIC : Aviation Industry Corporation of China, Ltd*

***SAFRAN** is an international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, and defense security. The SAFRAN Group employs about 54,000 people in over 30 countries and generates revenue of more than €10 billion. It comprises many companies with prestigious brand names and holds, alone or in partnership, global or European leadership positions in its markets. SAFRAN is listed on NYSE Euronext Paris and its share is included in the SBF 120 and Euronext 100 indices.*

Investors and Analysts contact:

Quy NGUYEN-NGOC
Director, Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
guy.nguyen-ngoc@safran.fr

Press Contact :

Catherine MALEK
Press Relations Manager
Tél +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
catherine.malek@safran.fr

SAFRAN Group
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

82-34974

European Investment Bank

SAFRAN

PRESS RELEASE

18 June 2009

SAFRAN receives 300 million euro loan from European Investment Bank to develop even cleaner engines

At the 2009 Paris Air Show, European Investment Bank Vice President Philippe de Fontaine Vive and SAFRAN Chief Executive Officer Jean-Paul Herteman signed a contract to provide 300 million euros in financing to the SAFRAN group for the development of a new generation of cleaner aircraft engines.

The EIB loan will be used to finance Research & Development on aircraft engines that use less fuel and are friendlier to the environment. SAFRAN group company Snecma is aiming to develop a successor to the CFM56 engine (jointly produced with General Electric), designed for single-aisle commercial jets with 110 to 210 seats, that will offer a 16% reduction in fuel consumption, 15 to 20 decibel decrease in noise, and 60% reduction in oxides of nitrogen (NOx). At the same time, Snecma is also working on a disruptive technology, the open rotor configuration, that would eventually reduce both fuel consumption and CO_2 emissions by more than 25%. The total cost of the R&D project is estimated at 600 million euros.

This is the first loan granted to the aerospace industry that is in line with the European Clean Transport Facility (ECTF), a financing program launched by the EIB last December to support Europe's economic recovery plan and the long-term fight against climate change. ECTF loans have already been approved for manufacturers of cars and trucks and their suppliers.

"I am delighted that the EIB can support SAFRAN's efforts to develop cleaner aircraft engines," said Philippe de Fontaine Vive, who is in charge of EIB financing programs in France. *"Europe needs to pursue high value-added research activities despite the recession if we want to remain competitive. Making aviation more environmentally friendly will benefit everybody."*

SAFRAN CEO Jean-Paul Herteman said: *"I am very pleased with this latest mark of confidence by the EIB, which will help us finance R&D for a new generation of aircraft engines. The technological breakthroughs in this program, a major one for SAFRAN, are the result of extensive and ongoing basic research. SAFRAN is very proud of our long-term relationship with this prestigious institution, which has already provided financing for several Group projects in the space and civil aviation sectors."*

Background:

EIB is the long-term lending arm of the European Union, and is wholly owned by the 27 EU member states. Its aim is to contribute to the integration, balanced economic development and economic and social cohesion of EU member states. It does this mainly by providing loans from funds raised on capital markets on favourable terms thanks to its AAA credit rating. In 2008 the EIB signed loans totalling EUR 57.6 bn; EUR 51.5 bn was for projects within the European Union, of which 4.7 bn in France.
The Bank permanently adapts its activity to developments in EU policy. In December 2008 the EIB committed itself to increase exceptionally its lending in the EU by 30 percent in 2009 and 2010 to help offset the effects of the global economic crisis, with a focus on SMEs and mid-cap companies, energy and climate change, including clean transport, and convergence regions. In the first five months of 2009 it has signed loans worth more than EUR 20 bn (or 72 percent more than in the same period in 2008) and has approved EUR 5.2 bn in loans for cleaner vehicles, thereof EUR 3.5 bn under ECTF.

SAFRAN is an international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, and defense security. The SAFRAN Group employs about 54,000 people in over 30 countries and generates revenue of more than €10 billion. It comprises many companies with prestigious brand names and holds, alone or in partnership, global or European leadership positions in its markets. SAFRAN is listed on NYSE Euronext Paris and its share is included in the SBF 120 and Euronext 100 indices.

*****

Press contacts:

- **EIB:** Nick Antonovics, Tel. +32 475 551 205, e-mail: n.antonovics@eib.org
- **SAFRAN:** Catherine Malek, Tel. +33 1 40 60 80 28, e-mail: catherine.malek@safran.fr

Analyst and Investor contact :

- **SAFRAN :** Quy Nguyen-Ngoc, Tel. +33 1 40 60 80 45, e-mail: quy.nguyen-ngoc@safran.fr

82-34974

SAFRAN

Communiqué de presse . *Press release*

Safran management appointments

Paris, July 31, 2009

Olivier Andriès has been named Executive Vice President, in charge of the Safran Group's Defense – Security branch. Until now this position was held by Jean-Paul Herteman in addition to his position as Chief Executive Officer of Safran.

Jean-Pierre Cojan has been named Executive Vice President, Strategy and Development, replacing Olivier Andriès.

Vincent Mascré, currently Executive Vice President of Aircelle, will be nominated as Chairman and CEO of this Group subsidiary, replacing Jean-Pierre Cojan, in a proposal to the Aircelle Board of Directors.

*****

Olivier Andriès, 46, graduated from *Ecole Polytechnique* (1981) and *Ecole des Mines de Paris* (1984). After holding several positions in the French Ministry of Industry and the Treasury, he joined the cabinet of the Minister of Finance in 1993 as advisor on industrial affairs. In 1995 he joined the Lagardère group as Deputy Director of Strategy, in charge of various merger and acquisition projects. Olivier Andriès was named personal advisor to Jean-Luc Lagardère in 1998.
He joined Airbus in 2000 as Senior Vice President, Product & Services Policy. In 2005 he was named Executive Vice President, Strategy and Cooperation, then Head of Strategy at EADS in July 2007.
He joined the Safran group on March 1, 2008, as Executive Vice President, Strategy and Development.

Investors and Analysts contact :

Quy NGUYEN-NGOC
Director, Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
quy.nguyen-ngoc@safran.fr

Press Contact:

Catherine MALEK
Media Relations Manager
Tél +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
catherine.malek@safran.fr

SAFRAN Group
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

SAFRAN

Communiqué de presse . Press release

Jean-Pierre Cojan, 55, graduated from the Ecole des Mines de Paris engineering school (1974). He joined Snecma in 1977 as structural design engineer. Starting in 1981 he held various customer management positions, including military applications for the CFM56 in the United States, preparation for service entry of new CFM International customers (1985) and customer support for several major airlines (1988). Jean-Pierre Cojan was named head of customer technical support in 1990, then director of marketing in 1991. He became director of the civil aviation market in 1995, then head of the Commercial Engines division in 2001. In 2007 he was named Chairman and CEO of Aircelle.

Vincent Mascré, 51, holds a degree from the Ecole Centrale de Paris engineering school (1980) and a master's in economic sciences (1980). He joined Snecma in 1981 as advanced projects engineer. After holding several positions in production and management control, Vincent Mascré was named deputy director of purchasing. He was named general manager of the Gennevilliers plant in 2002, then head of Snecma's rotating parts center of industrial excellence in 2006. He held this position until 2008, when he joined Aircelle as Executive Vice President.

__Safran__ is a leading international high-technology group with three core businesses: Aerospace (propulsion and equipment), Defense and Security. Operating worldwide, the Safran group has 54,500 employees and generated sales exceeding 10 billion euros in 2008. Working alone or in partnership, Safran holds world or European leadership positions in its core markets. The Group invests heavily in Research & Development to meet the requirements of changing markets, including expenditures of 1.2 billion euros in 2008. Safran is listed on NYSE Euronext Paris and its share is part of the SBF 120 and Euronext 100 indexes.

Investors and Analysts contact :

Quy NGUYEN-NGOC
Director, Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
quy.nguyen-ngoc@safran.fr

Press Contact:

Catherine MALEK
Media Relations Manager
Tél +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
catherine.malek@safran.fr

SAFRAN Group
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

SAFRAN

Communiqué de presse . Press release

First half results : proving resilience
Confident in achieving upper end of 2009 objectives

Paris, 31 July 2009

The Safran Supervisory Board met on Wednesday, July 29, 2009, with Chairman Francis Mer presiding, to approve the financial statements for the first half of 2009.

Acting on a proposal by Chief Executive Officer Jean-Paul Herteman, and after reading a report by the Appointment Committee, the Supervisory Board appointed four new members to the Executive Board.

#####

***Safran** is a leading international high-technology group with three core businesses: Aerospace (propulsion and equipment), Defense and Security. Operating worldwide, the Safran group has 54,500 employees and generated sales exceeding 10 billion euros in 2008. Working alone or in partnership, Safran holds world or European leadership positions in its core markets. The Group invests heavily in Research & Development to meet the requirements of changing markets, including expenditures of 1.2 billion euros in 2008. Safran is listed on NYSE Euronext Paris and its share is part of the SBF 120 and Euronext 100 indexes.*

Analyst and Investor contact:

Quy Nguyen-Ngoc
Director of Investor Relations and Financial Communication
Tel: +33(0)1 40 60 80 45
Fax: +33 (0)1 40 60 84 36
guy.nguyen-ngoc@safran.fr

Press contact:

Catherine Malek
Press relation Manager
Tel: +33 (0)1 40 60 80 28
Fax: +33 (0)1 40 60 80 26
catherine.malek@safran.fr

SAFRAN Group, 2, bd du Général Martial Valin 75724 Paris Cedex 15 – France

Communiqué de presse   Press release

SAFRAN

First-half 2009 results

All figures in this press release represent adjusted data (see Appendix 1)

- **Key figures**

- **€5,149 million in adjusted consolidated revenue**, up 1.8% on the first half of 2008
- **Services share of revenues increased to** 47% in Aerospace Propulsion revenue and 32% in Aircraft Equipment
- **Very strong organic growth in Security business (+30%)**
- **Profit from recurring operations €324 million**, representing 6.3% of revenue
- **Earnings per share of €0.70** versus €0.38 in first-half 2008
- **Free cash flow up sharply to €164 million** from €39 million in first-half 2008
- **Net debt roughly stable at €690 million** (representing a gearing of 16%)

Jean-Paul Herteman, Safran's Chief Executive Officer, stated: "Our first-half 2009 results – which were achieved in a difficult operating environment in the civil aviation sector – are in line with our objectives for the full year and illustrate how resilient the Group's business model is. The first six months of 2009 saw services increase their share of Aerospace Propulsion and Aircraft Equipment revenue. At the same time, our Security business expanded considerably, resulting in strong organic growth of 30% in a market that gained 15% worldwide. It also saw a sharp rise in profitability, with operating margin coming in at 7.7%. During the period, the Security business also announced the imminent acquisition of GE Homeland Protection, a worldwide leader in airport detection systems.

Jean-Paul Herteman added: "Based on our first-half performance – which was bolstered by the steps we have taken to adapt our cost structure (such as by reducing overheads and streamlining our employee base) – and despite the challenging economic context we feel confident that the Group's operating margin will come in at around 6%, ie the upper end of the target range set for full-year 2009."

Appointments to the Executive Board

- **Ross McInnes,** Executive Vice President, Finance
- **Olivier Andriès, Yves Leclère and Marc Ventre**, Executive Vice Presidents in charge of the Group's three business branches, respectively Defense – Security, Aircraft Equipment, and Aerospace Propulsion.

These new members join the current members of the Executive Board:

- **Jean-Paul Herteman**, Chairman
- **Dominique-Jean Chertier,** Executive Vice President, Social and Institutional Affairs
- **Xavier Lagarde,** Executive Vice President, Quality, Audit and Risk Management

Communiqué de presse . Press release

Analysis of the Group's results and financial position for the first half 2009 result

▪ Income statement (adjusted data)

(in € millions)	First-half 2008	First-half 2008 pro forma**	First-half 2009
Revenue	**5,057**	**5,017**	**5,149**
Profit from operations*	474		324
Profit from recurring operations	**328**	**321**	**324**
as a % of revenue	**6.5%**	**6.4%**	**6.3%**
Net financial income/(expense)	**(143)**		**48**
of which cost of debt	*(3)*		*(16)*
of which other finance costs/income	*(140)*		*64*
Income from associates	3		7
Income tax expense	**(51)**		**(99)**
Profit/(loss) from discontinued operations	(119)		6
Minority interests	(8)		(5)
Net profit attributable to equity holders of the parent	**156**		**281**
Earnings per share (in €)	**0.38**		**0.70**

** including the €146 million gain arising on the transfer of Monetel business to Ingenico.*
*** excluding Monetel business sold in April 2008, which results in negative impacts of €40 million on revenue and €7 million on profit from recurring operations for H1 2008.*

In first-half 2009, adjusted consolidated revenue rose 1.8% to €5,149 million from €5,057 million in the year-earlier period. At a constant Group structure and exchange rates (like-for-like), revenue contracted 2.6%, reflecting the combination of the following impacts:

Total like-for-like change	**-2.6%**
Currency impact	+3.8%
Impact of acquisitions	+1.4%
Pro forma growth:	**+2.6%**
Sale of the electronic payment solutions business in 2008	-0.8%
Reported growth	**+1.8%**

The impact of acquisitions primarily reflects the first-time consolidation of Sagem Identification (formerly SDU) from September 1, 2008 and Printrak from April 1, 2009 as well as the sale of Monetel business in April 2008. After restatement of H1 2008 by excluding Monetel business, revenue growth was 2.6%.

Despite variable aviation market conditions and declining air traffic levels, consolidated revenue climbed 1.8% on a reported basis, spurred by favorable US dollar exchange rates and a resilient performance from aeronautics services which posted a 3.5% rise in revenue. During the first half of 2009, services contributed 47% to Aerospace Propulsion revenue and 32% to Aircraft Equipment revenue, versus 45% and 31% respectively in the same period of 2008.

These positive factors more than offset the 5% decline in aeronautics original equipment revenue* stemming primarily from lower deliveries of civil aircraft engines, which had been expected after the very high levels achieved in recent periods and the Boeing strike in late 2008.

The Group's revenue was particularly buoyed by the Security business which reported organic growth of 30% and has incorporated new companies that are high-performing leaders in their sectors, such as Sagem Identification in the Netherlands and Printrak in the United States.

Adjusted profit from recurring operations remained stable in the six months ended June 30, 2009, coming in at €324 million and representing 6.3% of revenue. It rose €3 million, however, after adjusting first-half 2008 data for the April 2008 sale of Monetel business.

During the period, profit from operations felt the benefit of a favorable €38 million currency effect, arising mainly from changes in the hedged EUR/USD rate – which went from 1.46 in first-half 2008 to 1.43 in first-half 2009 – as well as the positive €11 million impact from change in Group scope. Excluding these effects, profit from operations decreased by €46 million. However, this cannot be considered a structural trend, as the basis of comparison (first-half 2008) was particularly strong. The decrease reflects a decline in sales of civil aircraft engines at constant dollar rates together with a slump in original equipment sales in regional and business aircraft segment. It also takes into account the €33 million provision for depreciation of intangible assets linked with the engine program of the A400M. Productivity gains, such as significant overheads savings achieved during the period, mitigated the majority of these effects.

Adjusted net financial result is a positive amount of €48 million versus a negative amount of €143 million in the first half of 2008. The main cash item corresponds to interest charge on net debt which rose to €16 million from €3 million due to the year-on-year change in the amount of net debt. Net financial result for the period also includes the unwinding effect on repayable advances and provisions (a €50 million charge in first-half 2009 compared with a €28 million charge one year earlier). Other components of this line item mainly correspond to the ineffective portion of currency hedging instruments. In first-half 2009 this amount represented a gain of €129 million versus a loss of €109 million in the first six months of 2008. The positive swing in the first half of 2009 primarily arose from (i) the contraction in the difference between EUR and USD interest rates which pushed up the fair value of Group currency hedging instruments during the period; and (ii) the reduction of our portfolio of options which were out of the money throughout the entire period and therefore deemed to be ineffective.

The adjusted income tax expense figure increased to €99 million for first-half 2009 from €51 million in the first six months of 2008 and the effective tax rate was 26%. The higher tax charge is attributable to the rise in net profit from ordinary activities before tax (excluding capital gains), which increased to €372 million from €185 million. The €146 million gain on the sale of the Monetel business to Ingenico was taxed at the reduced rate of 1.72% in first-half 2008.

The rise in income from associates mainly comes from Safran's 22.3% interest in Ingenico which has been consolidated since the second quarter of 2008.

** also including revenues from R&D contracts and miscellaneous*

SAFRAN

Communiqué de presse . Press release

The Group ended the period with €281 million in net profit attributable to equity holders of the parent versus €156 million in the first six months of 2008. In addition to the rise in net profit from ordinary activities before tax this robust performance reflects the one-off impact in first-half 2008 of losses and restructuring costs recorded in relation to withdrawing from the Communications business.

Earnings per share almost doubled to €0.70.

▪ Research & Development

At €294 million, self-funded R&D (before research tax credits awarded to companies based on their R&D outlay) were slightly lower than the first-half 2008 figure of €305 million and represented 5.7% of consolidated revenue compared with 6.0%. The decrease was mainly due to the tailing off of the R&D program for the SaM146 engine designed for the Russian regional jet, the Sukhoi SSJ 100, whose certification is pending.

▪ Cash flow and financial position

(in € millions	First-half 2008	**First-half 2009**
Adjusted attributable net profit	**156**	**281**
Depreciation, amortization and provisions	180	**304**
Other	(103)	**67**
Elimination of discontinued operations	129	**4**
Cash flow from operations	**362**	**656**
Of which premiums on unwound options	*(85)*	**37**
Changes in working capital	(42)	**(249)**
Purchases of intangible assets	(95)	**(111)**
Purchases of tangible assets	(186)	**(132)**
Free cash flow	**39**	**164**
Dividends paid (including interim dividends)	(170)	**(73)**
Divestments/acquisitions and others	199	**(146)**
Net change in cash and cash equivalents	**68**	**(55)**
Net debt at January 1	(169)	**(635)**
Net debt at June 30	**(101)**	**(690)**

Cash flow from operations increased sharply in the first half of 2009, to €656 million from €362 million in the comparable prior-year period. This strong performance mainly reflects the increase in depreciation, amortization and provisions, the positive cash impact of favorable movements in option premiums and significant net repayments of tax surplus.

Free cash flow came to €164 million vs €39 million in the comparable prior-year period, due to sharp increase in cash flow from operations, and despite increase in working capital by €249 million. The latter reflects the impact of the Boeing strike in late 2008 and the one-off effect arising from the implementation in France of the Economic Modernization Act (LME) which imposed a reduction in supplier payment times and is expected to have an adverse €150 million effect on the Group's working capital for full-year 2009.

Net debt amounted to €690 million, representing 16% of shareholders' equity (which totaled €4,279 million). The overall stability during the period was primarily due to a good level of free cash flow (€164 million) which globally covered the Group's main cash outflows, corresponding to the €133 million payment for the acquisition of Printrak and €73 million in remaining dividend payments made in June for fiscal 2008.

- ## Revenue and profit by branch

In order to facilitate comparisons of the Group's financial performance, the Group has prepared pro-forma figures for first-half 2008 in addition to making adjustments to reflect the sale of Monetel business in April 2008. These pro-forma data factor in the inter-branch reorganisation that have taken place since the beginning of 2009, but have no impact on profit from operations reported by each activity.

All of the following comments are based on pro-forma data.

<u>Aerospace Propulsion</u>

Adjusted consolidated revenue for Aerospace Propulsion came to €2,769 million in first-half 2009, down 2.8% on the same period of 2008, or 6.9% like-for-like. After two exceptional years, business in the first six months of 2009 was hit by (i) a falloff in the number of CFM engine deliveries (597 units delivered compared with 683 in first-half 2008), which was partly due to the strikes at Boeing in late-2008; and (ii) a limited slowdown in the services business (with worldwide revenue generated by CFM International joint venture in spare parts operations for CFM engines, down 1%). The total number of shop visits for civil aircraft CFM engines decreased to 1,145 in first-half 2009 from 1,228 in the corresponding prior-year period, reflecting a sharp drop in the number of flight hours for first-generation engines versus a 25% increase for more recent models.

Aerospace Propulsion recorded a satisfactory level of profitability during the period considering the current backdrop in the aviation market, with profit from operations coming in at €259 million (9.4% of revenue) against €278 million (9.8% of revenue) in first-half 2008. The decline primarily stemmed from a lower coverage of fixed costs by sales of civil aircraft engines but this impact was partly offset by a favorable currency effect and a robust showing from the military engines business.

Although weighed down by current market conditions, the first-half performance of Aerospace Propulsion testifies to the long-term sustainability of the Group's business model. The total fleet of delivered CFM engines, net of announced groundings, amounted to 19,200 units compared with around 18,000 in first-half 2008, confirming the future revenue potential of the services business. Services accounted for 47% of total revenue during the period, up from 45% for the first six months of 2008. The proportion of second-generation CFM civil engines (CFM 56 – 5B and 7) out of the total fleet of delivered CFM engines was up significantly, from 48% to 52%; these engines generate much higher service revenue than first-generation engines (primarily the CFM 56 – 3), which represented a lower proportion of the total fleet than in first-half 2008.

SAFRAN

Communiqué de presse . Press release

Aircraft Equipment

The Aircraft Equipment activities reported adjusted consolidated revenue of €1,413 million in the six months ended June 30, 2009, up 2.0% on first-half 2008. On a like-for-like basis, however, activities revenue edged back 3.0%. The main positive impacts during the period were (i) a ramp-up in deliveries of A380 nacelles from 30 to 41 units; (ii) a solid performance by services for landing gear, brakes for recent generation aircraft, wheels and related systems, particularly internationally (Asia); and (iii) landing gear and systems designed for the military market.

Conversely, the second-quarter slump in the market for equipment for business and regional aircraft – which account for around 15% of Aircraft Equipment business – adversely affected revenue and profitability during the period. The number of deliveries of nacelles for business and regional aircraft fell to 165 from 285 in first-half 2008. Wiring and landing systems also suffered from the depressed market conditions in this segment.

Profit from operations for the Aircraft Equipment was relatively stable, coming in at €44 million and representing 3.1% of revenue. A favorable currency effect coupled with a good performance from services for landing gear, brakes, wheels and related systems were able to offset the impact of the collapse in the business and regional aircraft market.

Defense

Adjusted consolidated revenue generated by the Defense branch came to €511 million, up 3.7% on first-half 2008, or 1.8% like-for-like. At €18 million, or 3.6% of revenue, profit from operations for the first six months of 2009 was on a par with the corresponding prior-year period.

Avionics reported growth of over 10%, reflecting the smooth roll-out of programs for navigation systems (with deliveries of inertial units up 16%) and guidance systems (AASM, OSF and Mistral 2 missile programs). Optronic applications turned in an overall performance that was on a par with first-half 2008, with the positive impact of firm sales momentum for goggles offset by lower deliveries of land sights.

Security

Adjusted consolidated revenue for the Security branch jumped to €434 million, up 54.4% on first-half 2008 or 30.4% like-for-like. The main impact of changes in Group structure stemmed from the consolidation of Sagem Identification from September 1, 2008 and Printrak from April 1, 2009. Profit from operations climbed to €33 million from €9 million in the same period of 2008 and operating margin rose to 7.7% from 3.3%.

The branch's strong performance during the period was driven by (i) sales growth for identity solutions both internationally and in France with the introduction of the new biometric passport by local councils; (ii) the first-time consolidation of new profit-making companies; and (iii) economies of scale. Altogether, these achievements demonstrate how the Group has got its strategy right for the Security business.

SAFRAN

Communiqué de presse . Press release

- **Expansion in the Security business with the acquisition of GE Homeland Protection**

In April 2009, Safran announced the acquisition of **GE Homeland Protection (GE HLP), a global leader in baggage screening equipment.** Following the acquisition of Sagem Identification and Printrak, adding GE Homeland will considerably bolster the Group's position in Security in line with its long term objective for this activity to generate 20% of total consolidated revenue. The transaction is expected to be completed before the end of summer 2009, according to the conditions initially communicated by Safran, and integrated into the Group's financial results in the second half.

GE HLP – which reported revenue of $260 million in 2008 – provides a range of equipments and services to protect airports, ports, borders and critical infrastructures, for government, military and commercial customers. By acquiring GE HLP, Safran has gained access to tomography, a key technology for detecting explosives and narcotics in baggage, in a move that will foster synergies with the Group's identity solutions and access control capabilities. GE HLP currently operates around 1,600 machines, representing the world's largest installed based of computed tomography units and generating a significant stream of service revenue.

GE HLP's growth outlook is good with a forecast EBITDA margin of 25% for 2009 and average annual revenue growth of over 15% over medium term.

Outlook

- **Currency hedges**

The Group has set up currency hedges for the next three years. At June 30, 2009 the hedging portfolio amounted to €13,700 million with the following average EUR/USD exchange rates:

€1 < $1.43 in 2009

€1 < €1.525 in 2010 (40% options)

€1 < $1.40 in 2011

€1 < $1.32 in 2012 (partial hedging)

The Group's objective is to reduce its exchange rate to at least $1.48 in 2010 (versus $1.5250).

- **Moving ahead and preparing for the future**

In early 2009, Safran + set up a new efficiency plan in order to adapt its business to the new economic environment. This plan generated efficiency gains as of the first half of 2009 and enabled the Group to partly offset the impact of lower business volumes. The measures put in place included:

- Optimizing the supply chain: Safran has stepped up its supplier development program enabling it to reduce prices, improve quality and ensure on-time deliveries. In addition, new supply sources in the dollar zone and emerging markets have made the Group less sensitive to fluctuations in the dollar exchange rate and have reduced purchasing costs (particularly in Taiwan and the USA).

- Enhancing productivity: Safran has started to roll out the "Lean Sigma" business improvement model at all of its units and for all of its operations (manufacturing, management and development). Over 200 Green Belt/Black Belt certifications have already been received. In addition, during the period, reorganization plans continue to be implemented at a number of plants (Dijon, Poitiers, Montluçon, Mantes and Fougères in France). Lastly, existing facilities in countries with low labor costs (Poland and Morocco) are strengthened.
- Reducing overheads: the Group has scaled back overheads by cutting travel expenses and increasing the use of Group-wide logistics contracts. Recurring savings amounting to about €20 million were achieved during the period.
- *Selling more effectively and accelerating the pace of growth in services*: the Group is successfully rolling out Global Care offers for systems services with the objective of generating an additional 20% in revenue from systems support business.

The Group has also taken measures to adapt its cost base in order to counter any further worsening of the economic environment in the near future. These measures include:

- Negotiating with employee representatives with a view to optimizing available human resources in line with changing needs.
- Voluntary retirement for employees aged over 60 – 2,000 people concerned over a two-year period.
- Restricting new hires to key competencies.
- Continuing to selectively use reduced working time.

▪ Outlook for full-year 2009

In an economic environment that remains difficult and volatile, Safran is maintaining its full-year targets for 2009, namely:

- Revenue to be on the same scale as for 2008
- Operating margin coming in at about 6% at the upper range set at the beginning of the year.

These objectives are based on the following assumptions for the full year:

- A forecast 4%-5% reduction in air traffic
- An exchange rate of $1.43 to the euro
- A slight decrease in original equipment business on a constant dollar basis
- Sales of services at constant dollars remaining stable or edging back slightly
- Strong and profitable growth for the Security business
- Ongoing measures to enhance profitability and reduce overheads

In view of the current economic environment the Group does not wish to give any forecasts for 2010 at this stage.

SAFRAN

Communiqué de presse · Press release

APPENDIX 1

Reconciliation between reported and adjusted data

In order to reflect the true economic performance of the Group and enable this performance to be monitored and compared with that of competitors, in addition to its statutory consolidated interim financial statements, Safran prepares an income statement presenting adjusted data.

The Safran group:

- is the result of the May 11, 2005 merger of the Sagem and Snecma groups accounted for in accordance with IFRS 3, Business Combinations, in its statutory consolidated financial statements,
- has recorded, since July 1, 2005, all fair value gains and losses on currency derivatives in net financial income/(expense), in accordance with the provisions of IAS 39 applicable to transactions not qualifying for hedge accounting.

Consequently, the financial information extracted from the Safran group statutory consolidated financial statements has been adjusted for:

- the impact of applying hedge accounting to currency financial instruments, which better reflects the results of the Group's overall foreign currency risk management policy
- the impact of amortization charges for intangible assets relating to aircraft programs revalued at the time of the Sagem/Snecma merger in accordance with IFRS 3

The impact of these adjustments on the Group's income statement items is as follows

(in € million)	**Statutory consolidated statements**	Hedge accounting		intangible assets depreciation and amortisation	**Adjusted consolidated statements**
		remeasurement of the revenue (1)	deferred hedge gain (loss) (2)	(3)	
Revenue	**5,295**	**(146)**			**5,149**
Other operating income / expense	(4,907)	6	(3)	79	(4,825)
Profit (loss) from operations	**388**	**(140)**	**(3)**	**79**	**324**
Cost of debt	(16)				(16)
Foreign exchange financial income (loss)	299	140	(310)		129
Other finance costs / income	(65)				(65)
Net finance costs / income	**218**	**140**	**(310)**	**-**	**48**
Income from associates	7				7
Income tax expense	(179)	(1)	108	(27)	(99)
Profit (loss) from continuing operations	**434**	**(1)**	**(205)**	**52**	**280**
Profit (loss) from discontinued operations	6	-	-	-	6
Attributable to non-controlling interests	**(6)**	2	1	(2)	**(5)**
Attributable to equity holders of the parent	**434**	**1**	**(204)**	**50**	**281**

(1) Restatement of foreign-currency denominated revenue net of purchases (by currency) at the hedged rate (including premiums on unwound options), through the reclassification of gains and losses on hedges of cash flows for the period.

(2) Gains and losses on hedges of future cash flows (a negative €310 million before tax), deferred in equity and the impact of the inclusion of hedges in the valuation of provisions for losses to completion for a negative €3 million.

(3) Cancellation of amortization/impairment of intangible assets relating to the revaluation of aircraft programs pursuant to application of IFRS 3 at April 1, 2005.

Only the consolidated interim financial statements are subject to a limited review by the Group's Statutory Auditors. The adjusted data are verified by the Auditors as part of their review of all of the information contained in the interim report for the six months ended June 30, 2009.

SAFRAN

Communiqué de presse . Press release

APPENDIX 2

Revenue and Profit from operations by activity

H1 2008 reported	*(in € millions)*	H1 2008 pro-forma	H1 2009	% change (H1 2009/ H1 2008 pro-forma)	Organic growth
	Aerospace Propulsion				
2,852	Revenue	2,850	2,769	-2.8%	-6.9%
278	Profit from operations	278	259		
9.7%	% revenue	9.8%	9.4%		
	Aircraft Equipment				
1,426	Revenue	1,385	1,413	+2.0%	-3.0%
47	Profit from operations	47	44		
3.3%	% revenue	3.4%	3.1%		
	Defense				
458	Revenue	493	511	+3.7%	+1.8%
17	Profit from operations	17	18		
3.7%	% revenue	3.4%	3.6%		
	Security				
321	Revenue	281*	434	+54.4%	+30.4%
17	Profit from operations	9*	33		
5.3%	% revenue	3.3%	7.7%		
	Holding companies and other				
0	Revenue	8	22	nm	nm
(31)	Profit (loss) from operations	(31)	(30)		
	Total				
5,057	**Revenue**	**5,017**	**5,149**	**+2.6%**	**-2.6%**
328	**Profit from operations**	**321**	**324**		
6.5%	**% revenue**	**6.4%**	**6.3%**		

** Adjustments made to reflect the sale of the electronic payment solutions business had negative impacts of €40 million on revenue and €7 million on profit from operations.*



2008 SAFRAN on the move

SAFRAN

54,500 employees /

operations in more than 30 countries /

€10.329 billion in sales /

€798 million operating income /

€1.2 billion invested in R&D /

SAFRAN is a leading international high-technology group with three core businesses: Aerospace (propulsion and equipment), Defense and Security. Operating worldwide, the SAFRAN group has 54,500 employees and generated sales exceeding 10 billion euros in 2008.

SAFRAN continues to shape its future, and that of its customers, shareholders and employees. To meet the requirements of changing markets, the Group undertakes research and development programs that involve 20% of its workforce and expenditures of 1.2 billion euros in 2008.

Through its global presence SAFRAN not only enhances its competitiveness, but also builds industrial and commercial relations with the world's leading prime contractors and operators, while providing local services to customers around the world. Working alone or in partnership, the SAFRAN group holds world or European leadership positions in its core markets. SAFRAN is listed on NYSE Euronext Paris and its share is part of the SBF 120 and Euronext 100 indexes.

3 core businesses

Aerospace Propulsion
Aircraft Equipment
Defense – Security

3 competitive advantages

Robust fundamentals
Cutting-edge research
Strong corporate culture

3 key challenges

Foster growth in the current economic environment
Reconcile air transport and environmental protection
Stimulate the creativity of teams designing tomorrow's technologies

Challenge 1:

how do we **continue to grow** in the current economic environment?



Advantage:

our robust business model

Strategy:

quickly adapt our organization to meet market expectations

With the divestment of our communications businesses, SAFRAN has finalized its refocus on three strategic sectors: Aerospace, Defense and Security. The Group can now focus on our areas of excellence, to consolidate and develop our positions of leadership. We boast a sound business model: 46% of sales in the Aerospace Propulsion branch and 31% of sales in the Aircraft Equipment branch are generated by services and spare parts, and the size of the installed base guarantees a recurring income stream. For example, 6,700 CFM56 engines, a third of the total fleet, have yet to undergo their first overhaul. In addition to the robustness of our business model, SAFRAN is anticipating market changes by adapting our organization. For instance, we have consolidated all engine and engine support activities within Snecma, created the SAFRAN Power and SAFRAN Electronics entities, and made targeted acquisitions in the security market.

Challenge 2:

how do we reconcile the development of air travel with **environmental protection?**



Advantage:
our dynamic research

Strategy:

identify the breakthrough technologies that will drive the sustainable development of air travel

An innovative mindset is a fundamental part of SAFRAN's corporate culture, and has enabled us to develop a number of technological breakthroughs in the history of air, space, defense and security. SAFRAN plays a pivotal role in many of Europe's current aerospace research programs, including Clean Sky, which aims to develop an air transport system that is kinder to our environment. We also team up with a number of research organizations in France, and our Research & Technology teams count some 450 doctoral scientists and 100 doctoral candidates. SAFRAN recently set up a Scientific Council, chaired by Nobel Prize winner in Physics Georges Charpak, to bolster our integration in the scientific community. We are also part of the French government's Strategic Committee for Civil Aviation Research (CORAC).

Challenge 3:

how do we stimulate the creativity of our teams designing **tomorrow's technologies?**



Advantage:

a strong corporate culture

Strategy:

leverage the expertise and confidence of motivated people

Creativity is based on a strong corporate culture, which underpins motivation and smooth labor-management relations. It is also spurred by a participative innovation approach, which recognizes and rewards employees who contribute new ideas. Changes in the Group are supported by an ongoing dialog. For example, the Fougères plant had to shift its focus from mobile phones, following the divestment of this business, to production of components for the FÉLIN soldier modernization program, as well as printed circuit boards for aerospace and defense. Along the same lines, the Group's experts, spanning our different businesses, are networked to capitalize on their respective experiences and foster technological breakthroughs.

"These are just some of the **major challenges** that guide our **strategic decisions**"

Jean-Paul Herteman, Chief Executive Officer of SAFRAN



What do you consider the major events for SAFRAN in 2008?

Two developments were especially significant for the Group and for our future. First, the strengthening of our long-standing partnership with General Electric. Our partnership agreement within the equally-owned CFM International was renewed through 2040. This creates an ideal environment for us to look forward to the same success on the next generation of engines, dubbed LEAP-X, as we enjoy on the CFM56, the best selling engine in the history of aviation. This agreement was also extended to encompass services, to meet growing

customer demand for more comprehensive, integrated packages. Furthermore, we signed a similar agreement with GE to jointly conduct nacelle and thrust reverser programs for current and future single-aisle commercial jets.

The other main event last year was our withdrawal from the communications sector. We divested our broadband business in January, and our mobile phone business in December, under economic and social conditions that were satisfactory for all stakeholders, including shareholders, customers and personnel. This move clearly reflects SAFRAN's strategy of refocusing on our three core businesses, namely aerospace, defense and security.

How do you plan to benefit from this refocus?

We are accelerating our development in security markets. In 2008, we made two highly-targeted acquisitions: Sdu-Identification, a Dutch company that is the European leader in production of secure ID documents and passports, with unrivaled expertise in technologies such as the incorporation of polycarbonate pages. This acquisition rounds out SAFRAN's scope of expertise, and we can now offer integrated end-to-end identification solutions.

Our second acquisition was of Motorola's biometric activities, under the PrinTrak brand, which bolsters our position in the strategic North American market.

Furthermore, having divested the telephone business, we now have the cash flow to seize new opportunities for organic growth in all of our businesses. There will be a host of new opportunities in the coming years, in both the aircraft engine and equipment businesses, with the development of new markets for landing gear and carbon brakes, plus the launch of major aircraft programs, and in our defense business.

Given the current economic environment, what are SAFRAN's main advantages?

First, we have a very solid business model and an excellent outlook because of our installed base. Some 18,600 CFM56 engines have been produced to date, a fleet that will generate growing revenues over the long term through MRO services. One third of these engines have yet to undergo their first overhaul, which gives us potential sales exceeding 13 billion dollars based on the fact that each engine will be overhauled four or five times during its lifetime. Another major advantage is the security market, which is logging annual growth of 10% to 15%. Furthermore, our fundamentals are particularly robust. We enjoy a healthy financial situation, solid technical and commercial positions, dynamic Research & Technology, and the expertise of a motivated, enthusiastic workforce. These are critical factors in our future success.

Have you taken any specific measures to address the crisis?

It is my profound conviction that companies which are successful over the long term are those that know how to constantly reinvent themselves. This applies even more during difficult times, where we have to respond immediately. In 2008, we launched SAFRAN+ to meet the new challenges in our markets, revamping and energizing our improvement plans, and extending them throughout the Group. We also restructured part of our activities by creating two entities: SAFRAN Power, which unites our skills in "more electric" aircraft, and SAFRAN Electronics, to group our expertise in onboard electronics and information processing. We also merged Snecma Services into Snecma, reflecting the trend towards integrating support services with aircraft engines. All of these organizational changes are designed to meet the same objective, namely to anticipate the foreseeable changes in our markets.

How do you see SAFRAN in the coming decade?

Now that we have recentered our business on our three areas of excellence, SAFRAN will be able to manage the impact of the global crisis while continuing to take a much longer term view. We have a satisfactory order book, with our propulsion business, for example, holding orders for more than 6,600 CFM56 engines, equivalent to five years of production. We are also ready to capitalize on the profound changes in the aviation sector. Already visible today, these trends will take on critical importance with the next generation of aircraft, in particular the replacement of the current generation of single-aisle jets carrying 100 to 200 passengers, the main part of the civil aviation market, towards 2018-2020. The alliance with our historic partner GE has been consolidated and is bolstering its positions. We also reorganized our Group this year to keep pace with the industry trends described above, for more comprehensive, integrated packages.

In the space sector, the continuation of the Vinci cryogenic engine program will ensure the future of Ariane 5. Highlights in the defense sector include export opportunities for the FÉLIN system, and the development of our offering in drone systems. At the same time, we have shown that we have the organizational know-how to provide a targeted response to the fast-paced development of security markets.

We will be facing economic challenges in the years ahead, but there will also be a number of opportunities. SAFRAN will be able to seize those opportunities that match and strengthen our corporate strategy.

GOVERNANCE

SAFRAN is an international group registered in France and headquartered in Paris, with a Supervisory Board and an Executive Board.

SUPERVISORY BOARD

at December 31, 2008

The SAFRAN Supervisory Board meets at least four times a year, in particular to approve the consolidated and non-consolidated financial statements and to read the Executive Board's quarterly report. The Supervisory Board has designated three committees to prepare its discussions, spotlight major issues and submit proposals.

Strategy Committee

The Strategy Committee gives its opinion on the Group's major strategic objectives and the development policy that the Executive Board submits to the Supervisory Board, including strategic agreements, partnerships, acquisition projects, creation of subsidiaries and acquisitions or divestments of equity stakes. Members (at December 31, 2008): Francis Mer (Chairman), Christophe Burg, Mario Colaiacovo, Anne Lauvergeon, Pierre Aubouin and Jean Rannou.

Audit and Accounting Committee

The Audit and Accounting Committee examines financial statements and accounting procedures. In addition, it reviews:
- internal and external control objectives, programs and action plans;
- the relevance of risk analysis and monitoring procedures;
- financial aspects of operations concerning capital increases, equity stakes, acquisitions and divestments.

Members (at December 31, 2008): Shemaya Lévy (Chairman), Pierre Aubouin, Michel Lucas, Jean Rannou and Michel Toussan.

Appointment and Remuneration Committee

The Appointment and Remuneration Committee submits proposals for the appointment and remuneration of corporate officers to the Supervisory Board. It submits for approval by the Supervisory Board the list of directors who could be considered "independent directors".
Members (at December 31, 2008): Michel Lucas (Chairman), Christophe Burg, François de Combret, Jean-Marc Forneri, Pierre Aubouin and Bernard Vatier.

SUPERVISORY BOARD
at December 31, 2008

The SAFRAN Supervisory Board comprises 18 members named by the Annual General Meeting of Shareholders, including four State representatives and two representatives of employee shareholders.

Francis Mer, Chairman of the Supervisory Board

Anne Lauvergeon, Vice-Chairman of the Supervisory Board

Pierre Aubouin*

Christophe Burg*

Mario Colaiacovo

François de Combret

Armand Dupuy

Jean-Marc Forneri

Patrick Gandil*

Yves Guéna

Christian Halary**

Shemaya Lévy

Michel Lucas

Michèle Monavon**

Jean-Bernard Pène*

Jean Rannou

Michel Toussan

Bernard Vatier

Supervisors

Georges Chodron de Courcel

Pierre Moraillon

Government Commissioner

Étienne Bosquillon de Jenlis

* Representing the State.
** Representing employee shareholders.



Francis Mer

EXECUTIVE BOARD
at December 31, 2008

Jean-Paul Herteman
Chairman of the Executive Board

Dominique-Jean Chertier

Xavier Lagarde



Left to right:
Jean-Paul Herteman,
Xavier Lagarde,
Dominique-Jean Chertier

CORPORATE OFFICERS
at December 31, 2008

Jean-Paul Herteman
Executive Vice President,
Defense – Security

Yves Leclère
Executive Vice President,
Aircraft Equipment

Marc Ventre
Executive Vice President,
Aerospace Propulsion

Xavier Lagarde
Executive Vice President

Olivier Andriès
Executive Vice President,
Strategy

Émeric d'Arcimoles
Executive Vice President,
International Affairs

Dominique-Jean Chertier
Executive Vice President,
Social and Institutional Affairs

Noël Gauthier
Executive Vice President,
Economic and Financial Affairs

Alain Marcheteau
Executive Vice President,
General Counsel

Left to right: Marc Ventre, Jean-Paul Herteman, Yves Leclère, Xavier Lagarde, Émeric d'Arcimoles, Olivier Andriès, Dominique-Jean Chertier, Alain Marcheteau, Noël Gauthier



2008,
a **pivotal**
year

Financial and operating highlights
(adjusted data)

The Group met its economic and strategic objectives for 2008. We posted operating income of 798 million euros despite the unfavorable impact of exchange rates, amounting to 646 million euros in relation to 2007. Order intake remained at a high level. We also took major steps forward in the application of our strategy of refocusing on our core businesses and developing our position as a top-tier supplier of systems and equipment for aerospace, defense and security.


sales
€10,329 million*
2008
€10,222 million*
2007
* Excluding Communications business.
operating income
€798 million*
2008
€787 million
2007
* Including a capital gain of €146 million.
net income (Group share)
€256 million
2008
€406 million
2007
net debt
€635 million
2008
€169 million
2007
net income per share
€0.63
2008
€0.99
2007
employees
54,500*
2008
54,200*
2007
* Excluding Communications business.


28% Aircraft Equipment
Aerospace Propulsion 56%
16% Defense – Security

sales by business sector

Refocus and development

The divestment of our broadband communications and mobile phone businesses was carried out as planned.
The Group's structures were adapted to consolidate our competencies in onboard electronics and information technology, and in power electronics, and to merge our commercial engine sales and services. We also made targeted acquisitions in the security sector, namely Sdu-I, a European leader in secure ID documents, and PrinTrak, Motorola's biometrics business in the United States.
SAFRAN enjoys several major advantages under current conditions, in particular a large installed base, the competitiveness of our products and technologies, and the proven excellence of our transatlantic partnership with GE, which was renewed until 2040 last summer. In addition, we have bolstered our action plan to reduce structural costs and improve industrial productivity.

Consolidated results

The CFM56 order book is now 6,600 engines, equal to more than five years of production. Revenues from services increased in 2008 and now represent 46% of sales in the Aerospace Propulsion branch and 31% of sales in the Aircraft Equipment branch.
Our consolidated revenues grew 9.4% at constant size and exchange rates. We posted operating income of 798 million euros, versus 787 million euros in 2007, including a negative dollar impact of 646 million euros (at a rate of €1 = $1.45 in 2008, versus $1.21 in 2007). Net income was 256 million euros, compared with 406 million euros in 2007; a major factor in this decrease was the 233 million euros loss by our communications business, which has been sold.
Net debt stood at 635 million euros at December 31, 2008, versus 169 million euros a year earlier, primarily due to the share purchase program and to the acquisition of Sdu-Identification, which was renamed Sagem Identification.


Other 3%
40%
Aircraft Equipment
Aerospace Propulsion
39%
18%
Defense – Security

employees by business sector


Africa
Asia – Pacific 5%
Americas
16%
France
65%
11%
Europe (excluding France)

employees by region

2008 at a glance

Last year saw a number of major strategic, commercial and corporate developments, highlighted in these two pages.

Aerospace Propulsion

Sales: €5,803 million



Military aircraft engines
Helicopter engines
Ballistic missile and space propulsion
11%
17%
11%
61%
Commercial aircraft engines

Main markets

Commercial aircraft engines
No. 1 worldwide (mainline commercial jets, in partnership with General Electric)

Military aircraft engines
No. 4 worldwide

Helicopter engines
No. 1 worldwide

Space engines
No. 2 worldwide in liquid propulsion
No. 1 in Europe in solid propulsion

Major orders and contracts

2,221 CFM56 engines ordered

1,029 helicopter turbine engines ordered

Service contract extending collaboration with TAP Portugal

Vinci®: confirmation of the preparatory phase of this upper-stage engine for Ariane 5, from 2009 to 2011

Aircraft Equipment

Sales: €2,856 million



Landing systems
Engine systems and equipment
29%
46%
22%
Electrical systems and engineering
3%
Other equipment

Main markets

Landing gear
No. 1 worldwide

Wheels and carbon brakes
No. 1 worldwide (mainline commercial jets with over 100 seats)

Aircraft engine nacelles
A world leader

Airborne power electronics
A world leader

Aircraft wiring
A world leader

Major orders and contracts

Maintenance contract for Royal Air Force Tornados

Carbon brakes for the Boeing 737NG

Landing systems and main landing gear for the Airbus A350 XWB

Landing and braking systems and nacelles for the Bombardier Learjet 85

Wiring for the Airbus A350 XWB and Embraer Phenom 100

Defense – Security

Sales: €1,646 million



Security
43%
29%
28%
Optronics
Navigation

Main markets

Optronic systems
No. 1 in Europe

Helicopter flight controls
No. 1 worldwide

Inertial navigation
No. 3 worldwide
No. 1 in Europe

Tactical UAVs
No. 1 in Europe

Fingerprint biometrics
No. 1 worldwide

Biometric ID documents
No. 1 worldwide

Major orders and contracts

Flight data acquisition and security system for the Airbus A350 XWB

New-generation flight controls for Eurocopter

Infrared tracking system for Australia's new destroyers and helicopter carriers

5,000 FÉLIN soldier modernization systems ordered by France

ID system solutions for Côte d'Ivoire, Guinea Conakry, Malaysia, Mali, Albania, etc.

Border control systems for Egypt, Oman, Jordan, etc.

Biometric passport: first passport delivered in France, in joint program with Atos Origin

Major partnerships	Improvement initiatives	R&D achievements
General Electric: partnership renewed until 2040 for CFM56 engines and services **NPO Saturn:** design, production and marketing of SaM146 engine, which made its first flight on the Superjet 100 **Rolls-Royce, MTU and Industria de Turbo Propulsores:** Europrop, an international consortium in charge of developing, producing and marketing the TP400-D6 turboprop for the A400M **Rolls-Royce:** helicopter turbine engines	**CFM56 Customer Delivery Center:** a Lean initiative by Snecma, to reduce cycles by 50% and improve productivity by 30% **Development process at Turbomeca:** Lean initiative for modification process, generating savings of €1.8 million (by decreasing the production cycle and unit cost for modifications) **20% reduction in direct expenses** on Snecma Propulsion Solide thermostructural products: enhanced synergies due to optimized organization of workshops and facilities, reduced cost of industrial parts and Lean manufacturing initiatives	**Silvercrest core demonstrator:** successful series of tests **TP400:** successful first test flight **Low-pressure compressor prototype:** successful series of tests as part of VITAL program **M51 ballistic missile:** successful third test firing, underwater
General Electric: 50/50 partnership for nacelles and services **Middle River Aircraft Systems** (GE subsidiary): marketing and program management for nacelles and thrust reversers in the single-aisle commercial jet market	**Installation of a stepping line at Aircelle:** assembly cycle for A380 nacelles decreased from 150 to 40 days, and assembly time cut 40% **Launch of "Global Care by Messier-Bugatti"** concerning systems support, in particular setting up by-the-hour contracts **Landing gear redesign at Messier-Dowty** to improve manufacturing conditions; savings per Boeing 787 main landing gear, €17,000	**First composite strut** certified for Boeing 787 landing gear
MBDA: international marketing of AASM guided weapon **Ingenico:** transfer of Sagem Monetel creates a world leader in secure transaction solutions **Atos Origin:** French biometric passports for national secure document agency	**Sagem Défense Sécurité sights:** enhanced process reduces development time and cost by 20% **Dynamic participative innovation development** at Saint-Étienne-du-Rouvray, with an annual average of nearly a dozen ideas per person **Quick, effective integration of acquisitions,** optimization of industrial facilities, and implementation of a product strategy that consolidates and strengthens Sagem Orga's position in the growing markets for the security of countries, people and goods	**AASM modular air-to-ground weapon:** qualification firing in infrared terminal guidance version, accurate to within a meter **EUROFLIR™**, a new optronic, gyrostabilized, day/night observation system, qualified on the European helicopter NH90 **Biometric control gates:** qualified for individual passenger border control **IAFIS IQS:** FBI certifies MorphoTop sensor **New generation of fingerprint algorithms** (ICE)

Geo-economic development

Based in France, SAFRAN has developed operations around the world, in Europe, the Americas, Africa and the Asia – Pacific. Our international development strategy enables us to establish industrial and commercial relations with the world's leading prime contractors and operators, and reflects our commitment to giving all customers fast, local service – anywhere in the world.


Americas*
8,600 employees
3,600 in Mexico
3,160 in the United States
1,100 in Canada
660 in Brazil
80 in Colombia

* Countries with more than ten employees.

Europe*
41,600 employees

35,600 in France
2,300 in the United Kingdom
1,510 in Belgium
920 in Germany
360 in Poland
300 in the Netherlands
280 in Russia
190 in Switzerland
90 in Portugal
50 in Spain



Asia – Pacific*
2,700 employees

1,440 in India
640 in China
430 in Singapore
160 in Australia
30 in the Philippines

Africa*
1,600 employees

1,250 in Morocco
300 in South Africa
50 in the United Arab Emirates

Geo-economic development

Moving closer to customers to foster joint development

SAFRAN's international development strategy is a decisive factor in our future success. In particular, we must stay close to our customers to respond as quickly as possible. One of the key objectives of this development is also to limit our exposure to the U.S. dollar.

Economic development is accelerating in Russia, Asia and Latin America, leading SAFRAN to expand our presence in these areas, especially in aviation and security. At the same time, we are investing to maintain our European industrial base at world-class standards of competitiveness. For emerging countries, our strategy is to expand industrial operations via subsidiaries or joint ventures. For example, we have set up several businesses in Morocco, and we are helping this country meet its Millennium Development Goals, a program under the auspices of the United Nations. The Group has also invested in China, opening several facilities, as well as in Mexico. ■



Turbomeca's planned new facility in Bordes, southwest France

France

SAFRAN made a number of investments in France in 2008. The main ones were for Turbomeca's new plant in Bordes (100 million euros), the landing gear plant in Bidos (40 million euros), a new plant making components for inertial navigation systems in Montluçon (50 million euros), and two capital investment projects in the greater Paris area (30 and 33 million euros). Labinal, the Group company specialized in wiring systems, transferred its headquarters to Blagnac, near Toulouse.

United States

Sagem Avionics, which makes parts for the autopilot system on helicopters for the U.S. Army, expanded its production unit in Grand Prairie, Texas. Turbomeca's plant in Monroe, North Carolina, is the company's first foreign facility that makes turbine parts. Messier-Bugatti's new facility in Walton, Kentucky, produces and assembles wheels and brakes, primarily for American airlines and the U.S. Air Force. ■


Messier-Bugatti USA
SAFRAN Group
All Visitors, Contractors, & Deliveries
Must Check In
At The Welcome Center
Messier-Bugatti's plant in Walton, Kentucky


The Snecma joint venture in Guiyang

China

Beijing Turbomeca Changkong is a joint venture that assembles and tests hydromechanical assemblies for turbine engines. SAFRAN has opened two production units in this country, for aircraft engine components and landing gear. In Guiyang, a foundry producing turbine parts for aircraft engines was created in partnership with Guizhou Xinyi Machinery Factory (part of Avic 1).

Russia

SAFRAN is establishing a position as the benchmark partner in the renewal of the civil aviation industry in Russia. In addition to our solid market positions, mainly for the CFM56, SAFRAN and NPO Saturn have developed a pivotal collaboration for the development, production and marketing of the SaM146 engine, which will power the Sukhoi Superjet 100 regional jet. SAFRAN is also expanding operations for helicopter turbine engines, via Turbomeca, and is planning various commercial and industrial projects for avionics. ■


Engine test rig in Rybinsk, Russia

Morocco

The new site hosting operations by Teuchos Maroc and Sagem Sécurité Maroc is located at Sidi Maarouf, on the outskirts of Casablanca. Covering two and a half hectares (six acres), this technology park is dedicated to aeronautical engineering and the development of security systems. ■

Mexico

To move closer to its customers in the Americas, Messier-Dowty has started the construction of a plant to make landing gear structural parts in Querétaro. This unit will be co-located with a Snecma plant that makes engine parts, enabling them to largely pool infrastructures, as well as management and support functions. ■

Changes in the Group

After the definitive sales of our broadband communications and mobile telephone businesses, SAFRAN can now concentrate on our three strategic markets: Aerospace, Defense and Security. We have therefore revamped our organization and carried out two targeted acquisitions in the Security sector.

Strategic refocus

We set certain reorganization objectives for 2008, which have been met. During the year we passed significant milestones in our strategy of refocusing on and developing three pillars of growth, namely Aerospace, Defense and Security.


Sagem Identification
Sdu-I in Haarlem, Netherlands, was renamed Sagem Identification

First, we were able to divest our broadband communications and mobile phone businesses under satisfactory economic and social conditions. In January 2008, we divested our broadband business, Sagem Communications, in a transaction that protected the interests of SAFRAN's shareholders and the customers and employees of this company. In December 2008 we reached a definitive agreement on our mobile telephone business. This solution is based on outsourcing the fixed R&D costs by integrating Sagem Mobiles R&D teams with those of companies in the portfolio of Sofinnova, the investment fund that acquired the company. SAFRAN oversees the process to make sure that satisfactory solutions were offered to each person not involved in the activities of this new organization. Seven hundred people trans-

January: divestment of the broadband business

In January 2008, SAFRAN and The Gores Group finalized their agreement on the sale of Sagem Communications, a company that designs and manufactures products for broadband and convergence applications: printing terminals, digital TV set-top boxes, broadband and residential terminals, telecom systems and partnerships. The Gores Group became the majority shareholder in the company, with SAFRAN retaining about 10% and employees 20%. Sagem Communications has 6,500 employees worldwide, and posted sales of 1.2 billion euros in 2007.

ferred to other Group companies, where they will significantly reinforce SAFRAN's development, especially in the Defense and Security markets, which are expected to post fast-paced growth in the coming years.
SAFRAN also carried out two targeted acquisitions to bolster our position in Security markets: Sdu-I, a Dutch company that is the European leader in secure identification documents; and Motorola's biometrics business in the United States (PrinTrak brand).
Last but not least, we revamped our organization to consolidate our skills and expertise in onboard electronics and information technology, and in power electronics, and to unite our offerings of new commercial aircraft engines and associated support services. ■


my Sport
LANDS OF RUGBY
Oxbow
The Oxbow mobile phone, developed in partnership with this brand

December: divestment of the mobile phone business

SAFRAN signed an agreement with Sofinnova, a French venture capital fund and European leader in high-tech investments, to sell our mobile phone business under conditions favorable to all stakeholders. Based on the assets, brand and technologies contributed by SAFRAN, Sofinnova created a new company specialized in ODM (Original Design Manufacturer) services for mobile phones. Called Sagem Wireless, this new company develops and markets products under other brand names, and on behalf of other operators or manufacturers, as well as fashion, sports and luxury brands.


PrinTrak, now MorphoTrak, in Tacoma, Washington


Biometric ID products and services

Acquisition of Motorola's biometrics business

In October, SAFRAN announced the acquisition of Motorola's biometrics business, including the design, development, integration and support of automated fingerprint identification systems (AFIS) for law enforcement, civil and commercial customers. In particular, the company provides integration solutions and systems to more than 300 customers in 40 countries in North America, Europe, the Middle East and Asia. This is only the latest acquisition in SAFRAN's long-standing strategy of investments in the United States, and also marks a major step forward in expanding our offering and developing production capacity in the dollar zone. ■

Across-the-board expertise in secure ID documents

In June 2008, SAFRAN acquired the Dutch company Sdu-Identification (Sdu-I), a manufacturer of passports and other secure ID documents. With 2007 sales exceeding 90 million euros, Sdu-I is one of the world's leading specialists in a technology based on the integration of high-security polycarbonate pages in documents. This acquisition makes SAFRAN the only group in the world to apply all three key technologies needed for secure ID documents: biometric systems and components; electronic security based on smart cards; and physical security based on secure printing and e-documents. It also means that Sagem Sécurité has the technologies and expertise needed to offer complete ID solutions to governments worldwide.

Market trends and Group reorganization

The aviation sector is undergoing a deep transformation, shaped by growing demand from customers for integrated services. Aircraft manufacturers are concentrating on their core business of systems integration, and therefore expect equipment manufacturers to be able to supply complete systems or subsystems. These trends are already visible today, and will take on critical importance in the next generation of aircraft, especially over the next decade, with the upcoming replacement of the current generation of single-aisle commercial jets, carrying 100 to 200 passengers, the main segment in the civil aviation market. At the same time, all players in the industry are seeking to develop more energy-efficient aircraft. To meet these challenges, SAFRAN created two entities in 2008, SAFRAN Power and SAFRAN Electronics, and merged Snecma Services into Snecma. These moves reflect three fundamental trends:

- industry evolution towards "more electric" aircraft;
- integrating support services with the sale of new engines;
- enhanced cross-fertilization among Group companies. ■



Test rig for aircraft electrical equipment

SAFRAN Power gears up for "more electric" aircraft

SAFRAN Power is a new operating entity, focusing on all aspects of electrical energy management in aircraft. It will develop power electronics solutions to position the Group as a world leader in the enabling technologies needed for tomorrow's "all-electric" aircraft.

SAFRAN Electronics: unifying the Group's electronics expertise

SAFRAN has consolidated the Group's 1,500 electronics specialists within the new entity SAFRAN Electronics to support a more unified approach and enhance its visibility in this area. ■



Borescope inspection of a CFM56-5A

Snecma addresses demand for integrated services

MRO specialist Snecma Services has been merged into Snecma, enabling the company to offer customers all associated services along with their engines. The underlying aim is to help our customers reduce their engine maintenance costs, and therefore their total cost of ownership. Snecma's personnel are setting up the appropriate solutions to extend engine life on-wing, and taking measures to enhance the efficiency of shop visits. ■

Technological advances

€1.2 billion invested in R&D, equal to 12% of sales / 450 patents filed in 2008, 5th in French industry

Research, the key to competitive advantage

SAFRAN's technology and research objectives are defined in line with our corporate strategy and market expectations. One of our primary objectives is to develop less fuel-hungry, more environmentally-friendly aircraft engines, in line with objectives set by the Advisory Council on Aeronautics Research in Europe (ACARE) for 2020. These goals include reducing fuel consumption and noise by 50% and reducing oxides of nitrogen (NOx) by 80%. The new LEAP-X engine being developed for future single-aisle jets by CFM International, the 50/50 joint venture of SAFRAN and General Electric, will help reduce fuel consumption by 16%. This segment represents about half of all CO_2 emissions from air transport, or 350 million metric tons per year (note that aviation only accounts for about 2% of all CO_2 emissions generated by human activities).


LABORATOIRE DES COMPOSITES THERMOSTRUCTURAUX
The Thermostructural Composites Laboratory in Bordeaux

SAFRAN is also gearing up for the revolution in onboard energy systems, as electricity largely takes over for the traditional hydraulic and pneumatic systems. These so-called "more electric" aircraft will reduce operators' total cost of ownership and the environmental impact of aircraft. At the same time, we are working on "intelligent" aircraft engines and equipment. For our materials research, especially on composites, we often call on outside partnerships. In addition to working with Onera, the French aerospace research agency, we have established a broad range of collaborations, for instance with Virginia Tech in the United States, Sheffield University in Britain, and CERFACS, the European Center for Research and Advanced Training in Scientific Computation, which also includes EADS, EDF, Météo France and Total. SAFRAN makes substantial investments to bring scientists into the early stages of the technological development process, as reflected in several long-standing initiatives. For instance, along

Composite landing gear strut, a world first

SAFRAN supplies the landing system for the Boeing 787, including a composite strut which is a world first. This part has to support very high loads during landing and especially during turns while taxiing the plane; it resists these loads because of its use of an innovative composite material, made of a multidirectional woven carbon material. The part's internal structure thus offers enhanced resistance to loads in all three dimensions.

with the École des Mines engineering school in Paris we set up a materials research center at Snecma's Évry plant, and twenty years ago we created the Thermostructural Composites Laboratory, LCTS, in Bordeaux. More recently, we have taken part in the creation of various research initiatives in France calling on multidisciplinary teams: the Inca advanced combustion initiative, grouping 15 laboratories; the Maia advanced mechanical engineering methods initiative, with 50 laboratories; Iroqua, an aircraft noise reduction initiative grouping 30 research labs, as well as Airbus, Eurocopter and Dassault Aviation; and the latest, POCA, or Power Optimized Components and Architecture. ■



TP400-D6 mounted on a C-130 flying testbed

First TP400 flight

Before a new airplane powered by a new engine makes its first flight, the engine is generally tested under a wide range of flight conditions. For the Airbus Military A400M airlifter and its TP400 engine, Airbus Military is in charge of these flight tests, using a Lockheed C-130 Hercules flying testbed. The first flight took place on December 17, 2008 in Cambridge, United Kingdom, to check the engine's qualities at low speed. The entire propulsion system performed as expected, and its operational qualities in actual flight were considered better than during computer simulations. ■

The Number **450**

doctoral scientists and 100 doctoral candidates work in the SAFRAN group, and 20% of them are women. About 30 doctoral scientists are hired every year.



LEAP-X fan

Green technologies tested in Moscow for VITAL research program

During September 2008, SAFRAN and the Central Institute of Aviation Motors (CIAM) in Moscow successfully completed a series of tests of a low-pressure compressor prototype, as part of the European research program VITAL. The aim of this program is to reduce aircraft engine noise, fuel consumption and CO_2 emissions. The technologies developed by SAFRAN are intended to make this compressor smaller and lighter, by improving its aerodynamic design. Tests were carried out in CIAM facilities, capable of conducting tests at very low pressures and temperatures. These new technologies could then be incorporated in the next generation of aero-engines, in particular the LEAP-X being developed by CFM International, the joint company of SAFRAN and General Electric, to replace the CFM56. ■

Enhanced cross-fertilization of strategic technologies between Group companies

To enrich our technological skills base and develop synergies between Group companies, in 2008 SAFRAN created the Materials and Processes department, most notably in charge of developing ceramic matrix composites. These materials, part of the general category of thermostructural composites, preserve their mechanical properties at very high temperatures. As their name indicates, they are a composite structure, made of carbon or ceramic fibers in a carbon or ceramic matrix. Extensive tests are being carried out to validate their use in engine exhaust systems, and eventually in combustion chambers and turbines. In other words, the use of composite materials wil continue to grow, not only on aircraft, but also inside engines. Originally developed for space applications, these materials offer a number of unrivaled properties, leading to their use in military applications, such as the M88 engine powering the Rafale fighter. In civil aviation applications, they will have to meet a requirement for longevity. While a rocket engine operates for about one to ten minutes, and a military engine about 2,000 hours, a commercial aircraft engine will log up to 50,000 hours in flight. ■

First underwater firing of M51 missile

The third test firing of the M51 strategic missile, for which SAFRAN provides the propulsion and guidance systems, was successfully performed in November 2008. Fired from the missile test range in Biscarosse, southwest France, this shot simulated its underwater launch procedure for the first time, being fired from a 50-meter deep basin. The M51 will be deployed by France's SNLE class ballistic missile nuclear submarines, and is designed for underwater launch.


Fingerprint recognition

Biometrics research

Research activities at Group company Sagem Sécurité are designed to encourage collaboration with innovative small companies and outside laboratories. The company's research department includes some 80 top engineers and doctoral scientists, focusing on three aspects of biometrics research: fingerprint, facial and iris recognition. These activities are organized in four operating teams: algorithms for all three technologies; cryptology; pilot systems and demonstrators, an essential part of biometrics, which must contend with significant contingencies due to the human character of the source data; and fundamental research exploring possible breakthrough technologies for security applications. ■

Ten keys to **sustainable growth** in 2008

1

Human resources:

we provided successful support for our people during restructuring

"Responsible growth is at the heart of our corporate culture. It involves all employees, and is based on two-way communications, listening to people, mutual respect and diversity."

Dominique Castera, Vice President for Human Resources

Corporate Human Resources is tasked with a major responsibility: to provide socially responsible support for all changes in our Group. The divestment of our broadband and mobile phone businesses in 2008 was a major challenge in this respect. Support for this corporate restructuring drew to a large extent on regular two-way communications between management and labor representatives, coupled with sustained contacts with public authorities and personnel redeployment initiatives. In line with management's commitment, the Group mobilized to ensure that the persons concerned were offered redeployment opportunities. A number of reassignments were made possible by SAFRAN's security and onboard electronics businesses, which are logging strong growth and require personnel with similar qualifications. More than 230 employees of Sagem Mobiles were thus able to transfer to new jobs elsewhere in the Group.



In addition to our efforts on social aspects, there were also industrial reorganizations as part of the changes in the Group. For instance, we were able to preserve the Fougères production plant, by anticipating a diversification in activities. We maintained employment at this site, since the 700 employees working on mobile phones were retrained and redeployed, in particular for production of components in the FÉLIN soldier modernization system and printed circuit boards, as well as logistic services.

we also...
continued our actions to help the disabled

SAFRAN applies a proactive policy to enhance the integration of disabled people in the Group, and this has been formally expressed since the end of 2006 as part of the Handicap mission created by corporate Human Resources. To foster increased employment, we belong to a number of associations and we participate in the job forum organized by Adapt, the French association for the social and professional integration of disabled persons. As part of our "Élan" program, we also welcomed 33 young disabled persons for work-study programs from 2006 to 2008. SAFRAN has published a special guide for all employees to enhance recognition of disabilities and spotlight measures to integrate these persons.

New hires

2,300 employees were hired in 2008: 58% engineers and management staff, and 23% women.



we also...

created a Corporate Social Responsibility and Diversity department

SAFRAN has created a Corporate Social Responsibility and Diversity department to reaffirm our commitment and promote and coordinate our actions in these areas. This is in fact the formal expression of an initiative that started several years ago, and will facilitate the acceleration and structuring of change. The creation of this new department is designed to make sure that the organization, recruitment and working methods used in the Group guarantee equal opportunity and respect for diversity. SAFRAN considers diversity as a performance factor, and we are fully committed to promoting equal opportunity and fighting against all forms of discrimination. The new department is in charge of training and communications in these areas. Recruiters are in particular trained in methods to reconcile diversity and recruitment needs. Furthermore, SAFRAN has designated a corporate correspondent for Halde (the French authority in charge of fighting discrimination and promoting equality), who conducts actions to identify and recognize best practices in favor of workplace diversity.

As part of the "Espoir Banlieues" plan set up by the French Ministry of the Economy, Finance and Employment to provide support in disadvantaged areas, SAFRAN has pledged to hire 180 persons on permanent or temporary contracts, offer 290 internships and 170 work-study contracts in the period 2008-2010. Through these actions we are affirming our commitment to giving disadvantaged young people an opportunity to discover our corporation, and to providing orientation, training and employment.

Data Privacy Correspondent

SAFRAN designated a Data Privacy Correspondent in 2008, ensuring the protection of personal data within the Group. This correspondent is the sole contact for France's national data privacy commission.

SAFRAN Job - Training forum in Paris



SAFRAN

we also...

continued to build our corporate culture

At SAFRAN we are fully aware that, over and above our shared values, best practices and working methods, the feeling of belonging to a group also depends on building a shared foundation of social benefits. The project to set up a personal protection scheme for all employees, the subject of negotiations between management and labor representatives for more than two years, was approved by five organizations at Group level at the end of 2008. This agreement is a fundamental step forward if we are to improve social protection for employees and make sure that it lasts.

SAFRAN University was founded to help develop a corporate culture, encourage cooperation through better mutual understanding, and exchange best practices. Training is a key to individual and collective progress, particularly in high-technology professions. We invest nearly 4% of payroll in training, and over 70% of our employees receive some kind of training at least once a year. While training is primarily local, in line with individual needs, SAFRAN University coordinates and complements these local arrangements by grouping our engineers and management staff in programs that focus on strategic objectives. This also helps create networks of managers, facilitating exchanges and mobility within the Group. The training modules offered provide short, medium or long-term preparation for all types of mobility, whether between companies, countries or professions. Since being founded in 2002, SAFRAN University has welcomed nearly 10,000 engineers and managers.

European works council

On July 4, 2008, all parties to the negotiations signed an agreement setting up a European works council, comprising representatives from all European countries where SAFRAN operates.

Training in CFM56 engine maintenance



2 Industrial teaming: we continued to develop partnerships

"Partnerships are essential to program success in high-tech sectors in general, and the aerospace industry in particular. Collaborative work is deeply anchored in our corporate culture; in fact, it's second nature at SAFRAN!"
Olivier Andriès, Executive Vice President, Strategy

When Snecma (SAFRAN group) and General Electric decided in 1974 to jointly develop commercial aircraft engines, they created a 50/50 company called CFM International. In the intervening years, this joint venture has shaped the commercial aviation market, with more than 18,500 CFM56 engines delivered to some 500 operators worldwide. Today, these engines power more than 7,500 commercial and military aircraft around the world, with unrivaled efficiency and reliability, coupled with low cost of ownership.

Signature of the agreement extending the partnership between Snecma and General Electric until 2040



In July 2008, the two partners signed an agreement extending their accord until 2040, paving the way for CFM International's continued presence in the single-aisle commercial jet market. In addition, the agreement provides for support services integrated with offers of next-generation engines.

GE and SAFRAN also created a joint venture to handle the development, production and support of engine nacelles for next-generation single-aisle jets. Through this agreement they will be able to offer competitive solutions based on the expertise and resources of Group company Aircelle and Middle River Aircraft Systems, a subsidiary of GE.

In addition to bolstering collaboration with our American partner, SAFRAN continued to team up with Russian engine manufacturer NPO Saturn on the SaM146, which powers the Sukhoi Superjet 100. This new regional jet made a successful first flight on May 19, 2008. Purpose-designed for new-generation regional jets, the SaM146 is developed by PowerJet, a jointly-owned company of Snecma and NPO Saturn.

May 2008: collaboration agreement with MBDA France

MBDA, one of the world's largest manufacturers of missile systems, is now responsible for marketing the AASM modular air-to-ground weapon made by Sagem Défense Sécurité. Comprising a guidance system and range augmentation kit, the AASM rounds out MBDA's range of tactical weapon systems.

we also...
created the world leader in payment solutions

SAFRAN has created a major partnership in the booming security market: in March 2008, Sagem Sécurité and Ingenico gave birth to a world leader in electronic payment solutions, with Sagem Sécurité as the leading shareholder. This new company, present in over 125 countries and holding one-third of the global payment terminals market, has also bolstered its business by adding the companies Sagem Monetel and Sagem Denmark A/S, along with their respective subsidiaries. This company boasts the most complete range of products on the market, unrivaled technological expertise, the largest distribution network and top-tier positions in a number of markets.

Birth of a major new partnership for secure payment solutions


SAGEM Monetel

3 Aerospace Propulsion:
we booked orders for 2,221 CFM56 engines

€5,803 million in sales /

21,350 employees /

SALES BY SECTOR



61% Commercial aircraft engines
17% Helicopter engines
11% Military aircraft engines
11% Ballistic missile and space propulsion

The CFM56-7 is the exclusive powerplant for Boeing's Next Generation 737 family of twinjets



"The renewal and expansion of our partnership with General Electric through CFM International will define the development framework for our business over the next thirty years."

Marc Ventre, Executive Vice President, Aerospace Propulsion

SAFRAN enjoyed another exceptional year in 2008 for engines powering single-aisle jets, the largest part of the market: we logged the second highest number of orders since the CFM56 entered service in 1982, and produced 1,255 engines during the year. At December 31, 2008, the order book stood at nearly 6,600 engines. Today, some 18,600 CFM56 engines are in service worldwide, providing an installed base that will generate growing revenues over the long term through MRO services and spare parts sales. The commercial engine spare parts business grew 12% in volume last year in relation to 2007.

Our partnership in the company CFM International, owned 50/50 with General Electric, was renewed until 2040 and expanded to encompass support services. This extension reflects the growing importance of integrated services in SAFRAN's offering, which meets strong demand from operators. The two partners also launched the LEAP-X technology demonstration program, which is aiming at the certification of a new-generation engine in 2016. Along with the development of LEAP-X, CFM is pursuing its work on innovative designs, in particular the counter-rotating open-rotor concept. A disruptive technology such as this could be used to power single-aisle jets towards the end of the next decade.

Dual certification for the CFM56-7B powering America's Poseidon maritime surveillance aircraft

The CFM56-7B engine powering the US Navy's P-8A Poseidon MMA (Multimission Maritime Aircraft) received simultaneous certification in October 2008 from the Federal Aviation Administration (FAA) of the United States and the European Aviation Safety Agency (EASA).

Final check before a CFM56-5B test



we also...

continued to expand into other market segments

SAFRAN continued to expand its family of aircraft engines to address the regional and business aircraft segments. The SaM146, a program in partnership with Russian engine-maker NPO Saturn, with the participation of Italian counterpart Avio, is the exclusive engine on Sukhoi's new Superjet 100 regional jet. Following the first flight in May 2008, the two test aircraft have now logged some 300 hours in flight. The Superjet 100 has logged 122 firm orders and 62 options to date. Snecma also completed successful testing of the core demonstrator for the Silvercrest, a new business jet engine, ground tested for the first time in November 2007. It satisfied objectives for improvements in environmental performance.

At the other end of the market, the production of large turbofans powering long-range widebody commercial jets grew 6% over 2007, with a total of 384 engines rolled out in 2008. SAFRAN increased its stake in General Electric's GEnx engine, powering the Boeing 787 and 747-8, to 8%. The Engine Alliance GP7200, in which SAFRAN has a 17.5% stake, entered service in July 2008 on an Emirates A380.

we also...

continued to participate in major military and space programs

A total of 33 M88 engines were delivered for the Rafale multirole fighter in 2008, and a number of negotiations were initiated for possible export contracts. Thirty-one Adour engines, produced jointly by Turbomeca (SAFRAN group) and Rolls-Royce, were delivered in 2008 for the Hawk trainer. Development of the TP400-D6 turboprop, intended for the Airbus A400M military

Vinci, a restartable rocket engine

At the ESA ministerial-level conference in November 2008, the preparatory development phase was confirmed for the demonstrator of the new Vinci cryogenic engine, intended for the upper stage of an upgraded version of Ariane 5. The Vinci engine features in-flight restartability, which expands the range of missions that can be handled by this launch vehicle.


Inspection of an Arriel helicopter engine at the Turbomeca plant in Grand Prairie, Texas

transport, continued during the year with further tests, in particular the first flight on a C-130 flying testbed. SAFRAN also signed several contracts for the overhaul of Atar and Larzac engines during the year.

In the space sector, SAFRAN is prime contractor for propulsion systems on the Ariane 5 ECA launcher, with Snecma providing the Vulcain® 2 main-stage and HM7B upper-stage cryogenic engines. The solid rocket motors for Ariane 5's boosters are supplied by Europropulsion, a subsidiary equally-owned with Avio. All six Ariane 5 ECA launches during 2008 were successful. A total of six Vulcain® 2 and eight HM7B engines were delivered during the year for Ariane 5, along with 13 solid rocket motors.

Development of the solid rocket motors for the third-generation M51 ballistic missile continued during the year, with a successful third test firing on November 13, 2008.

The space sector often defines research objectives and embodies a number of innovative technologies that will subsequently be applied on aircraft. For instance, ceramic matrix composites will eventually be used in aircraft engines.

we also...
confirmed our leadership in helicopter turbine engines

Turbomeca (SAFRAN group) confirmed its world leadership in turbine engines for helicopters in 2008. Orders stabilized, but deliveries of new engines and spare parts remained buoyant. A total of 1,189 engines were delivered during the year, compared with 1,177 in 2007, and 1,844 engines were serviced, compared with 1,812 in 2007. Net orders were stable at 1,029, versus 1,065 in 2007. At December 31, 2008, the Turbomeca order book stood at 1,780 engines.

The company won several contracts in emerging countries: in India, the HAL Dhruv helicopter powered by twin Ardiden turboshaft engines won its first export contracts; Makila engines were sold to power Eurocopter EC725s in Brazil; sales of the Arrius to Kamov in Russia, and Arriel 2 kits to China for the Z9 helicopter.

Turbomeca's new American plant

Turbomeca has built a new American plant in Monroe, North Carolina, which has already delivered its first turbine blades and will provide support services for the Arriel engine powering the Eurocopter UH-72A; the US Army has ordered 322 of these helicopters.

Assembling the Vinci cryogenic rocket engine in Vernon, west of Paris



SAFRAN

4 Aircraft Equipment: we signed a pivotal partnership with General Electric for engine nacelles

€2,856 million in sales /

21,760 employees /

SALES BY SECTOR



46% Landing systems
29% Engine systems and equipment
22% Electrical systems and engineering
3% Other equipment

Assembly of nacelles for the Rolls-Royce Trent 900, an Airbus A380 powerplant, in Toulouse (France)



"The Aircraft Equipment branch is a world leader in each of its markets. As a top-tier equipment supplier we are capable of meeting the requirements of all customers, either alone or by developing new strategic partnerships."

Yves Leclère, Executive Vice President, Aircraft Equipment

An aircraft engine nacelle comprises the engine casing, air inlet, nozzle and thrust reverser. The thrust reverser, accounting for about half of the total value of a nacelle, reverses the engine's exhaust thrust to help brake the aircraft. Aircelle, the SAFRAN group company specialized in nacelle design and production, is one of the three world leaders in this market. In 2008, based on the partnership model developed with General Electric for the CFM56 engine, Aircelle signed an agreement with Middle River Aircraft Systems, a GE subsidiary, to offer nacelles and thrust reversers for single-aisle commercial jetliners. This bolsters SAFRAN's position with aircraft manufacturers, especially in competitions to supply the nacelles for new-generation single-aisle jets, which will replace the current generation models towards 2018.

Aircelle maintained satisfactory business volume on current programs, in particular delivering its 1,500th thrust reverser for the Rolls-Royce BR710 turbofan engine powering several aircraft made by Bombardier and Gulfstream. It was also chosen for several new aircraft, and will supply the nacelle and thrust reverser on Bombardier's new business aircraft, the Learjet 85.

Qualification of composite landing gear strut

SAFRAN's composite strut for the Boeing 787 landing gear has been qualified. The use of a woven carbon composite material on this type of system is a world first.

Assembling thrust reversers for the Rolls-Royce BR710 in Le Havre (France)



we also...

consolidated our leadership in carbon brakes

SAFRAN group company Messier-Bugatti designs, produces and supports wheels and carbon brakes, and is the world leader in the market for mainline commercial jets. Traditional steel brakes have been gradually replaced by carbon brakes since the 1980s, giving Messier-Bugatti a growing advantage in this market. The Boeing Next-Generation 737 family was the last modern jetliner not to offer carbon brakes. Messier-Bugatti's product, certified before its competitors, was chosen for this milestone. SAFRAN has started to outfit new aircraft with these wheels and carbon brakes, as well as retrofitting aircraft already in service. This market represents about half of the current fleet of commercial aircraft equipped with SAFRAN brakes. The company's new Sepcarb®III OR brakes for this model entered service in August 2008 on a Delta Airlines Boeing 737-700.

SAFRAN also supplies electronic and electrohydraulic systems for aircraft braking control, monitoring of tires, brakes and landing gear, and landing gear extension and retraction. In July 2008, for instance, SAFRAN was chosen by Bombardier to supply all landing and braking systems for the Learjet 85. Messier-Bugatti has confirmed its leadership in landing gear and braking control systems because of its advance on electric brake technology and its ability to offer customers a complete landing system, in conjunction with Messier-Dowty.

Other A350 XWB systems by SAFRAN

Hispano-Suiza was chosen to supply the power transmission for the Rolls-Royce Trent XWB engine powering the new A350 XWB. Labinal will supply the wiring system for the entire fuselage.

Installing wheels and brakes on a Boeing 787 main landing gear in Seattle, Washington



we also...
won a number of contracts for our complete landing systems

Messier-Dowty designs, produces and supports landing gear for civil and military airplanes and helicopters. The company also integrates the associated systems and provides technical support as well as spare parts. Messier-Dowty is the world leader in this market.
SAFRAN has bolstered its positions on the Boeing 787 and Airbus A350 widebody jets. Group companies were selected on the A350 to supply the landing gear and the entire braking system; in other words, SAFRAN is supplying the entire landing system, reflecting our ability to offer complete work packages to aircraft manufacturers.

At the same time, we continued to develop our service offering, in particular through "by-the-hour" support contracts. This type of contract offers three main advantages for operators: more accurate spending forecasts, costs spread over time, and reduced maintenance costs. For instance, SAFRAN won a contract of this type from Singapore Airlines, launch customer for the Airbus A380, guaranteeing total availability of these systems and equipment for a period of fourteen years.

we also...
revamped our organizational structure to meet the challenges facing the aviation industry

SAFRAN, as a top-tier manufacturer, has revamped its organization to keep pace with the development of electronics and "more electric" technologies on new-generation aircraft. For example, we created the new SAFRAN Electronics division within Sagem Défense Sécurité, by transferring the engine control electronics business from Hispano-Suiza. And we created the SAFRAN Power division as part of Hispano-Suiza, to consolidate the Group's power electronics resources and capabilities.

Electrical systems on latest-generation aircraft

All Airbus A380s are equipped with the Electrical Thrust Reverser Actuation System (ETRAS) made by SAFRAN. Electric brakes designed and produced by the Group will be fitted on the Boeing 787, soon to enter service.

Airbus A330 with a SAFRAN landing system



nwa
NORTHWEST AIRLINES

5 Defense – Security: we scored a number of business wins

€1,646 million in sales /

9,900 employees /

SALES BY SECTOR



29% Navigation
28% Optronics
43% Security

China's regional jet, the ARJ21



ARJ 21
中国航空工业第一集团公司
AVIC

"In a world characterized by uncertainty and growing threats, we offer solutions for homeland security and armed forces. We have also strengthened our security business through major targeted acquisitions."

Jean-Paul Herteman, Chief Executive Officer, Executive Vice President, Defense – Security

SAFRAN won a number of contracts in the commercial aircraft avionics market. For example, we were selected on the upcoming Airbus A350 XWB to supply the flight data acquisition, processing and recording system, and the secure gateway between the aircraft's avionics and its information and communications systems. In the regional aircraft segment, ATR chose our Aircraft Piloting Inertial Reference Sensor (APIRS) and the new flight and maintenance data computer for its ATR 42-600 and ATR 72-600 turboprop commuters. The ARJ21 regional jet built by COMAC (Commercial Aircraft of China), equipped with our flight control system, made a successful first flight during the year.

In the helicopter market, Eurocopter chose SAFRAN's new-generation flight control equipment (Trim and Sema NG). New contracts were signed for modernization of the flight control systems on the French army's EC120 helicopters, and the Mil Mi-24 combat helicopters. The company also recorded a major contract for Strix optronic sights, for Tiger combat helicopters deployed by Spain and France. The new gyrostabilized day/night optronic observation system EUROFLIR™ was qualified on the European helicopter NH90.

In the military aviation market, the AASM modular air-to-ground weapon system with hybrid inertial/GPS guidance, offering 10-meter class accuracy, entered service. The version with an infrared imager, improving accuracy to the 1-meter class, was qualified. A partnership agreement was signed with MBDA providing for the joint development of new versions of the AASM, for which MBDA will handle international marketing.

Inertial navigation systems chosen by Indian Air Force

HAL (Hindustan Aeronautics Ltd) has ordered about one hundred Sigma 95N navigation systems to outfit the Indian Air Force's Sukhoi fighters, as well as the Tejas fighters in India's Light Combat Aircraft (LCA) program.

Infantryman using the JIM LR infrared multifunction binoculars



we also...

won contracts from a number of armies and navies

Our position as a major supplier to the Australian Navy was strengthened by two new contracts. The first was for the supply of Vampir NG new-generation infrared surveillance systems for three planned Air Warfare Destroyers (AWD). The second was to supply this system for two upcoming Landing Helicopter Dock (LHD) ships. The Vampir NG system is already used on eight Anzac class frigates. SAFRAN is also supplying Sigma 40 XP laser gyro inertial navigation systems to modernize six Collins class submarines for the Royal Australian Navy. The 500th Sigma 40 marine navigation system was delivered during the year, while the Singapore Navy ordered new-generation NGDS Dagaie self-defense systems. The development of these markets reflects the growing need of governments to protect both international trade routes and coastal zones.

In the market for army equipment, French defense procurement agency DGA ordered more than 5,000 FÉLIN integrated combat suites for infantry soldiers, as well as 1,000 SITEL communications systems for the army. The Group's JIM LR infrared multifunction binoculars are significantly expanding market shares in both Europe and the United States.

we also...

bolstered our world leadership in digital identity solutions

We signed major contracts for identification solutions: national identity and voter card system in Côte d'Ivoire, public records in Mali, electoral system in Guinea Conakry, ID cards and passports in Albania, ID cards in Guatemala. These are in addition to a number of previous contracts for systems in Morocco, Kazakhstan, Peru, Mexico, Germany and other countries.

SITEL for combat vehicles

The SITEL communications system comprises a touch-screen terminal, digital map and interface with radio systems. Interoperable with information and command systems, especially the FÉLIN system, SITEL allows combat units to exchange messages, designate targets and consult databases to make tactical decisions.

Automated Fingerprint Identification System (AFIS)


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Police forces in many countries have chosen Sagem Sécurité's biometric solutions. The company also expanded its offering, for example by working with Northrop Grumman on the Ident1 system in the United Kingdom, as well as for facial identification in Australia and a new AFIS system in Colombia. Other contracts were signed in Abu Dhabi, Kenya, Botswana, Malaysia and with the Criminal Justice Department of the State of New York in the United States.

In France, the Ministry of the Interior has initiated the replacement of its automated fingerprint file. The Visabio system of biometric visas entered service, and we won the contract to provide city halls with biometric data collection stations, in partnership with Atos Origin, leading to the delivery of the first biometric passport.

SAFRAN acquired the Dutch company Sdu-Identification, renamed Sagem Identification BV, which makes secure ID documents and passports, considerably bolstering our ability to make secure electronic documents. The acquisition of Motorola's biometrics business (PrinTrak), which took effect in the second quarter of 2009, strengthened SAFRAN's world leadership in the market for fingerprint-based biometric solutions.

we also...
confirmed the recovery of our smart card business

Sagem Orga confirmed its sustainable recovery by winning new contracts from telecommunications operators (TIM in Italy, AT&T in the United States, SingTel in Singapore, VinaPhone in Vietnam), and for bank cards (Crédit Agricole in France, Banco Santander in Brazil, Postbank in Germany). Sagem Sécurité's electronic payment operations were transferred to Ingenico, creating the world leader in electronic payment solutions.

End-to-end ID system expertise

SAFRAN has developed proven expertise in the four technologies that are key to secure ID solutions: biometrics, embedded software (including smart card operating systems), secure printing and cryptology.

Michèle Alliot-Marie, French Minister of the Interior, issues the first French biometric passport



6 Improvement initiatives: we have deployed a Group-wide improvement plan

"In 2008 we decided to turn our Action V initiative into SAFRAN+. This new name expresses our commitment to going even further and faster, giving this initiative a broader scope and increasing its visibility for our partners and customers."

Bruno Bernard, Vice President, Improvement Initiatives

Given the increasingly competitive environment, exacerbated in recent years by the weakness of the U.S. dollar in relation to the euro, improving our competitiveness is an essential challenge for SAFRAN. Our momentum is driven by a continuous improvement initiative, plus strong synergies between our companies, to continue to finance our development and ensure our long-term viability. The Action V continuous improvement initiative launched in 2001 was based on structured methodologies, and covered all levers enabling us to meet our EBIT and cash flow objectives, and limit our exposure to exchange rate risks. Each and every person in the Group, at every level and in every entity, is involved in this initiative. Our improvement actions are



Visual management of improvement actions at Osny in France

organized around several major objectives: reduce purchasing costs, subcontract part of production, and enhance our industrial facilities through an optimized supply chain; improve productivity in development and production by applying the Lean-Sigma approach; improve the performance of support functions while reducing costs; improve sales conditions for our customers and accelerate the development of new services. By marshalling our employees in support of these goals, coupled with an emphasis on greater customer satisfaction, SAFRAN nurtures more participative innovation. All improvement ideas proposed by employees are collected and analyzed. An annual contest rewards the best innovations in each of these areas.

we also...
restructured and energized improvement plans

All Group companies made significant progress during the year, particularly at Messier-Dowty. At the end of 2007, the company had to contend with major increases in production rates for most programs, late deliveries and the highly unfavorable situation due to its U.S. dollar exposure. Most projects in its 2007 Action V portfolio were coming to an end, and those that were continuing needed to be strengthened. In March 2008 Messier-Dowty therefore defined a new portfolio of improvement projects, based on several priority objectives: mandatory organizational changes across the company; continuous improvement initiatives such as reducing purchasing costs through pooling across different areas; a revamped demand and planning management process; ramp-up of the new Suzhou II factory in China; and spare parts management. Last year also saw Messier-Dowty upgrade its global supply chain and improve the quality and on-time delivery of its products, with results surpassing objectives.

The Group's Lean-Sigma approach

The Group's Lean-Sigma approach is an essential factor in continuous improvement. This approach combines the proximity and high-speed tools inherent in the Lean manufacturing method with the rigor and refined analysis tools of Six Sigma. This methodology has been applied not only to production, but also to R&D and organizations. In 2008, SAFRAN University trained 346 Green Belts and 78 Black Belts, as well as all Group management committees, totaling nearly 200 corporate officers. The Lean-Sigma approach will be applied Group-wide in 2009, based on common standards.


The Suzhou plant in China ramps-up production

we also...
set up distribution channels

Circulation of the improvement initiative is based on three types of resources, starting with a toolbox on the Group's intranet, giving everyone access to tools and methods in order to transmit best practices. SAFRAN University offers each Group company training programs tailored to their needs in terms of project management, change management, Lean-Sigma, etc. SAFRAN Conseil, the Group's consulting entity, is tasked with transferring the Group's expertise and providing support for the improvement actions at different subsidiaries.

we also...
created SAFRAN+, a new phase in our improvement initiative

The relevance of our improvement initiative was once again confirmed in 2008, as shown by several examples: Group-wide synergies allowed us to generate significant savings in purchasing, estimated at 60 million euros; the Lean initiative set up for A380 nacelles enabled Aircelle to make the transition to a more predictable production process, reducing assembly time by 40% while improving quality and safety.

North American Lean Club

Created in 2008, this club facilitates the sharing of best practices between Group companies in Canada, the United States and Mexico. Its first action aimed to pool trainings and certification in order to implement Group standards in this region.

CFM56 Customer Delivery Center in Villaroche, near Paris, organized according to the Lean-Sigma method


CMU = 4000 daN
Atelier
Essais

SAFRAN decided to amplify its approach in early 2009 by changing Action V into SAFRAN+, while energizing performance improvement, developing an entrepreneurial and innovative spirit and leveraging Group mass.
The economic environment has changed to such an extent that over the next few years improvement actions are the main channel for enhancing the Group's operating income and cash flow, at a time when it is in fact indispensable to invest in new programs and possibly make new acquisitions. These circumstances have lent considerable momentum to the improvement initiative. It is now imperative to raise our ambitions by applying the program Group-wide, and by strengthening the circulation of these methods in operational sectors.

Distribution of savings	***Action V*** 2005 to 2008 (%)	***SAFRAN+*** Medium-term objectives (%)
Optimize the supply chain*	33	25
Develop and apply Lean*	33	35
Reduce structural costs*	8	25
Sell better and accelerate growth of services	26	15

** Savings through cost reduction.*

The objective of SAFRAN+ is to ensure reproducible productivity gains based on an annual average of about 2% of sales.

The success of SAFRAN+ depends on two types of improvement actions set up in all Group companies: continuous improvement, which is largely based on Lean-Sigma initiatives; and breakthrough projects calling on strong leadership, such as optimizing and revamping support functions (finance, HR, IT, purchasing, etc.).

Leadership

A central team coordinates these actions and relays the objectives defined by corporate management. An improvement leader in each company calls on a network of correspondents at different sites and in different functions.


LLE
ANA
FCY
CDR
XGA
NIO
"Dashboard" showing progress in the improvement actions for a service business at Osny in France

7

Investors: we have energized relations with our shareholders

"Building on a business model that creates value and a healthy financial position, SAFRAN will be able to emerge from the current economic situation with the support of our shareholders, and we would like to thank them for their loyalty."

Noël Gauthier, Executive Vice President, Economic and Financial Affairs

The Finance section of the SAFRAN website, dedicated to shareholders, investors and analysts, was restructured in 2008 to simplify and clarify access to information. It provides all useful information, including the share price in real time, the shareholder's logbook and financial events agenda, plus the possibility of downloading all regulatory financial documents.

SAFRAN shareholders at December 31, 2008


Public
37.0%
30.2%
French State
7.4%
Areva
4.3%
Treasury shares
21.1%
Employees

Capital shareholding


Public
31%
28%
French State
11%
Areva
30%
Employees

Voting rights

The Group carried out a survey of identifiable bearer securities to estimate the distribution of shares held by the public in May 2008. Institutional shareholders accounted for about 29% of the capital, divided between investors from France (58%), North America (21%) and the United Kingdom (12%). Individual shareholders (not including shares held by employees and Club Sagem) represented about 8% of capital, and comprised 99% French shareholders.

we also...

strengthened communications channels

SAFRAN regularly meets with financial analysts and institutional investors from France and other countries during presentations of financial results, dedicated conferences and seminars, plant visits and individual meetings throughout the year. In June, a dozen investors visited the construction site for the new Turbomeca plant in Bordes, France. In July, about 20 investors came to the Farnborough Air Show in Britain to learn about the latest developments at the Group. In September, American analysts attended the inauguration of three new SAFRAN plants in the United States.

Membership in the Shareholders' Club is free for all shareholders. They can receive regular information about SAFRAN, in particular through the Shareholders' Newsletter, and visit the Group's plants. Several dozen individual shareholders' participated in seven visits, giving them a better understanding of the Group. In 2008 the Shareholders' Club adopted a new logo to enhance recognition of this channel for individual shareholders. In France, there is a toll-free number dedicated to individual shareholders, which recorded more than 9,000 calls in 2008.

SAFRAN Investor Relations and Financial Communications
2, bd du Général-Martial-Valin – 75724 Paris Cedex 15
Investor and analyst contact
Phone: +33 (0)1 40 60 83 53 – Fax: +33 (0)1 40 60 84 36 – E-mail: investor.relation@safran.fr
Individual shareholders and Shareholders' Club
N° Vert 0 800 17 17 17
E-mail: actionnaire.individuel@safran.fr

Financial events agenda

May 28, 2009
Annual Meeting of Shareholders

July 30, 2009
Publication of first-half results

October 16, 2009
Publication of consolidated sales at September 30, 2009

SAFRAN share price in 2008



10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
Jan. 2008
Feb. 2008
Mar. 2008
Apr. 2008
May 2008
June 2008
Jul. 2008
Aug. 2008
Sept. 2008
Oct. 2008
Nov. 2008
Dec. 2008
SAFRAN
CAC 40
IC Euro*

* IC Euro: European sector index including EADS, MTU, Rolls-Royce and Zodiac.

The SAFRAN share price trend in 2008 tracked other shares in its sector, as well as the CAC 40, the stock market index for flagship securities on Euronext Paris.

8 Environment:
we set up a process to measure our carbon footprint

"SAFRAN's Research & Technology teams focus on designing greener products. But the environmental challenge also means ensuring that the production processes themselves express our corporate responsibility."

Gérard Durcy, Vice President, Sustainable Development

Like any organization, SAFRAN must meet the global challenges of climate change and the growing scarcity of fossil fuels. At the same time, we have to address the issues of the increasing cost of energy and stricter regulatory requirements. In 2008, we set a priority target: measure our carbon footprint, i.e., measure the greenhouse gas emissions generated by all of our activities. Applied annually, this will enable us to evaluate trends and determine improvement targets. Initially, we carried out a CO_2 emissions inventory at each site, including all activities, products and services: energy, materials and products, subcontracting and emissions due to shipping,

SAFRAN's Vernon plant in France. 55 Group facilities have earned ISO 14001 certification



personal travel, waste and industrial processes. "Carbon Footprint" managers were designated to coordinate this program at our plants, collect data and participate in analyzing the data and defining improvement plans in conjunction with our Health-Safety-Environment coordinators, as well as facilities management, purchasing, logistics and communications teams.

The measure was applied to ten pilot sites during the summer of 2008, allowing us to refine the method. It was then deployed on 65 major sites, representing more than 80% of all SAFRAN employees. Data was tabulated and analyzed, prior to setting an improvement objective, which will be expressed in terms of greenhouse gas reduction plans for each facility or company.

we also...
improved our facilities' environmental performance

To meet requirements for the new European regulation REACH (Regulation, Evaluation, Authorization and restriction of Chemicals), manufacturers have to register all substances that are marketed, imported, produced or used in the European Union. The aim is to gradually eliminate the most problematic substances. SAFRAN has set up an organization designed to satisfy these new regulations, with a steering committee grouping the sustainable development, purchasing, production, materials and processes, quality, engineering and legal units. Each Group company has designated a REACH project manager and a purchasing correspondent, to liaise with the central project committee.

The ISO 14001 certification process is continuing at all Group sites. As of December 31, 2008, 55 SAFRAN facilities had earned ISO 14001 certification for their environmental management systems. Another 28 facilities, mainly working on R&D and already certified for site management, received ISO 14001 certification for their design process.

Encouraging car pooling

Several local car pooling initiatives are applied at Group companies, especially at Messier-Bugatti in France and Labinal in Mexico. At Labinal, employees who bring two colleagues to work in their car are given a reserved parking place.

The plant in Chihuahua, Mexico, which actively supports car pooling



9

Patronage:

we took a proactive approach to corporate citizenship

"SAFRAN is a major industrial enterprise that takes a proactive role in social issues. Our approach to corporate patronage is expressed in the concept of solidarity."

Françoise Descheemaeker, Director of Group patronage programs

At SAFRAN we believe that commitments to corporate citizenship are only effective if they are applied over the long term. Our social and cultural patronage efforts are based on sustained partnerships in two main areas: combating social and professional exclusion, and music. One of the defining characteristics of our patronage strategy is a focus on creating links between our social and cultural commitments. This is reflected in the Group's two foundations. The SAFRAN Foundation for Integration combats all forms of social exclusion and supports the integration of young adults with disabilities, whether physical, mental or social. Since being created in 2005, this foundation has invested heavily in 29 major projects, most developed by associations. The Foundation also supports its own operations, such as "Élan". This program was launched thanks to the initiative of a Foundation director, and has developed with the support of the Group's Human

The SAFRAN Foundation supports the Namasté association in Surya's Garden (India)



Resources departments. To date, through this program SAFRAN companies have welcomed 33 young physically disabled adults for long-term work-study training. The program has proven to be a success and was renewed at the end of 2008.

The SAFRAN Foundation for music supports talented young musicians both at school and as they start their careers. For example, this foundation contributed to the career development of young pianist David Greilsammer, named discovery of the year at the 2008 classical music awards *(Victoires de la musique classique).*

Throughout the year, SAFRAN confirmed its commitment to social and cultural concerns by calling on leading partners. For instance, SAFRAN continued to support the *Musiciens de la Prée* orchestra, and their "seasons of solidarity" series to support humanitarian actions, with four concerts a year. Beneficiaries during the year included the European Leukodystrophy Association (ELA), the association *Aviation Sans Frontières*, and *Orphelins d'Auteuil*, a foundation for disadvantaged youths. In March 2008, the agreement was extended to a fourth partner, the French Ministry of Education. More than 800 junior high school students from disadvantaged areas were invited to the Gaveau concert hall in Paris.

we also...
helped young people change their ideas about school

The *Fondation d'Auteuil* is one of our main partners in these initiatives, for instance through an "introduction to sailing" project. After meeting Marc Guillemot, seasoned skipper of the *Safran* Open 60 monohull racing yacht in July 2008 during a camp offered by the Group to 14 teenagers from the Foundation, they met him twice again at their schools before he started the Vendée Globe round-the-world race. Their teachers then organized ways for them to follow his progress during this 3-month race, which turned out to be a very effective way to teach geography, history, languages, literature and science!

The SAFRAN Foundation for Integration has teamed up with the association *Fleurs de Sciences* to develop an interest in science by young people in difficulty. SAFRAN employees wanted to participate as well. They received training from the association, and volunteer at schools, hospitals and community centers, where the youngsters eagerly await this entertaining way of learning about science and technology.

David Greilsammer, discovery of the year at the 2008 classical music awards *(Victoires de la musique classique)*



10 Sponsorship: we inspired dreams and shared our values worldwide

"It is essential for our Group to remain open to the world around us, by supporting projects that reflect our values."
Pascale Dubois, Vice President, Communications

When SAFRAN signed a sponsorship agreement with skipper Marc Guillemot in 2005, one of our main objectives was to participate in the 2008 Vendée Globe, one of the world's most prestigious yacht races. The aim of this project was to encourage unity among the employees in the newly formed Group, and to give us a showcase for SAFRAN's aerospace technologies as applied to the nautical world. Over and above our role as sponsor, the Group also took a practical role in the design and construction of the *Safran* Open 60 class monohull racing yacht. It called on a number of our areas of expertise, including composite materials, computer modeling, hydraulics and onboard electronics, bringing together some 80 engineers at seven companies. This approach to boat sponsorship is unprecedented in the world of deep sea racing.

Marc Guillemot assists Yann Eliès during the Vendée Globe


GENERALI
Solutions d'assurances
GENERALI
SAFRAN
SAFRAN

After 95 days sailing around the world, single-handed and unassisted, Marc Guillemot finished third in the Vendée Globe. During the race, the *Safran* skipper demonstrated impressive tenacity, courage and above all solidarity, since he voluntarily changed course to provide psychological assistance to fellow competitor Yann Eliès, who had suffered a serious accident on the *Generali*.

we also...
showcase the aerospace industry

The SAFRAN aerospace museum, housed in a former seaplane hanger built in the 1930s in the greater Paris area, offers a unique collection of more than 100 aircraft and rocket engines, aircraft systems and equipment, and an exceptional collection of early Gnome & Rhône motorcycles, plus other mechanical marvels. During the French Heritage Days in September 2008 more than 2,000 visitors came to the museum. SAFRAN also took an active role, alongside industry association Gifas, in the centennial celebration of the French aerospace industry. This huge exhibition organized on the Champs-Élysées showcased a number of the Group's products, and provided ample opportunities to meet the public.

French aerospace industry fetes 100th anniversary

In October 2008, SAFRAN displayed some of its flagship engines and equipment on the legendary Champs-Élysées in Paris.

Around the world in 95 days

Marc Guillemot crossed the finish line off Les Sables-d'Olonne on Monday, February 16, 2009, finishing third in the Vendée Globe. He demonstrated exemplary solidarity, courage and tenacity during this round-the-world race.

SAFRAN's stand on the Champs-Élysees in Paris during the centennial celebration


SAFRAN

Design and production: EURO RSCG C&O

Photo credits/

Cover: Catalogtree – **p. 3, 5 & 7**: Rainer Grosskopf, Éric Meola, Seishiro Akiyama / Getty Images – **p. 8, 11, 12, 30 & 31**: Stéphane de Bourgies / Abaca press – **p. 20**: DR – **p. 21**: Vince Streano / Creative Center | Zhou Junxiang / ImagineChina – **p. 21, 22 & 23**: DR – **p. 24**: Gérard Vouillon / SAFRAN – **p. 25**: Hervé Thouroude / SAFRAN | Philippe Stroppa / Studio Pons – **p. 26**: Equivox – **p. 27**: Steve Hill | Éric Foreterre / SAFRAN – **p. 28**: Gérard Vouillon / SAFRAN – **p. 32**: Jean-Luc Antoine / SAFRAN – **p. 33**: Philippe Stroppa / Studio Pons – **p. 34**: Éric Drouin / SAFRAN – **p. 35**: Daniel Lattard – **p. 36**: Frédéric Lert / SAFRAN – **p. 37**: Jean-François Damois / Creative Center – **p. 38**: Vince Streano / Creative Center – **p. 39 & 40**: Thierry Mamberti / SAFRAN – **p. 41**: Philippe Pons / Studio Pons – **p. 42 & 43**: Vince Streano / Creative Center – **p. 44 & 45**: DR – **p. 46**: Gérard Vouillon / SAFRAN – **p. 47 & 48**: Bruno Ranvier – **p. 49**: Zhou Junxiang / ImagineChina / SAFRAN – **p. 50**: Éric Drouin / Snecma – **p. 51**: Bruno Ranvier – **p. 54**: DR – **p. 55**: Scott Bauer – **p. 56**: Juliette Jaulerry – **p. 57**: DR – **p. 58**: Abde Seaman – **p. 59**: Jean-Christophe Moreau / Creative Center.

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 – France
Tel.: +33 (0)1 40 60 80 80
Fax: +33 (0)1 40 60 81 02
www.safran-group.com

82-34974

Consolidated balance sheet and income statement

June 30, 2009



SAFRAN

On 29 July 2009, the Supervisory Board authorised the publication of the adjusted financial data for the first half of 2009 (Section 1 of this document) and the condensed statutory consolidated interim financial statements of SAFRAN for the period from 1 January to 30 June 2009, approved by the Management Board meeting of 28 July 2009 (Section 2 of this document).

Table of contents

Foreword

To reflect the Group's actual economic performance and to enable its monitoring and comparison with that of competitors, SAFRAN prepares an adjusted income statement alongside its statutory interim consolidated financial statements.

Readers are reminded that SAFRAN Group:

- is the result of the 11 May 2005 merger of the Sagem and Snecma groups accounted for in accordance with IFRS 3, *Business combinations*, in its statutory consolidated financial statements,
- records all changes in the fair value of foreign currency derivatives in financial costs (income) since 1 July 2005, in accordance with the provisions of IAS 39 applicable to transactions that do not qualify for hedge accounting (see the "Financial assets" note in the Accounting policies paragraph in the 2008 Reference Document).

As such, the financial information extracted from SAFRAN Group's statutory consolidated financial statements has been adjusted for:

- the accounting impacts of the application of hedge accounting to currency financial instruments, in order to better reflect the results of the Group's overall currency risk management policy,
- the accounting impact of charges to amortisation on intangible assets relating to aeronautical programmes, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3.

The impact of these adjustments on income statement aggregates is as follows:

(in € millions)	**Statutory consolidated statements**	Hedge accounting: remeasurement of the revenue (1)	Hedge accounting: deferred hedge gain (loss) (2)	intangible assets depreciation and amortisation (3)	**Adjusted consolidated statements**
Revenue	**5,295**	**(146)**			**5,149**
Other operating income / expense	(4,907)	6	(3)	79	(4,825)
Profit (loss) from operations	**388**	**(140)**	**(3)**	**79**	**324**
Cost of debt	(16)				(16)
Foreign exchange financial income (loss)	299	140	(310)		129
Other finance costs / income	(65)				(65)
Net finance costs / income	**218**	**140**	**(310)**	**-**	**48**
Income from associates	7		-	-	7
Income tax expense	(179)	(1)	108	(27)	(99)
Profit (loss) from continuing operations	**434**	**(1)**	**(205)**	**52**	**280**
Profit (loss) from discontinued operations	6	-	-	-	6
Attributable to non-controlling interests	**(6)**	**2**	**1**	**(2)**	**(5)**
Attributable to equity holders of the parent	**434**	**1**	**(204)**	**50**	**281**

(1) Remeasurement of foreign-currency denominated revenue net of purchases (by currency) at the hedged rate (including premiums on settled options), through the reclassification of gains and losses on hedges allocated to cash flows of the period.

(2) Gains and losses on hedges allocated to future cash flows (€-310 million excluding tax), deferred in equity, and impact of the inclusion of hedges in the valuation of provisions for losses to completion for €(3) million.

(3) Cancellation of amortisation/impairment of intangible assets relating to the remeasurement of aeronautical programmes pursuant to the application of IFRS 3 to the Sagem-Snecma merger.

Readers are reminded that only the statutory consolidated interim financial statements are subject to a limited review by the Group's statutory auditors, and that the adjusted financial data are reviewed as part of verification procedures concerning the checking by the auditors of all information presented in the interim activity report.

1 SAFRAN Group adjusted data

1.1 Adjusted consolidated income statement

To reflect the Group's actual economic performance and to enable its monitoring and comparison, the consolidated interim income statement, presented on page 10 of the statutory consolidated financial statements, are adjusted for:

- the impact of the application of hedge accounting to currency financial instruments, in order to better reflect the results of the Group's overall currency risk management policy,
- charges to amortisation on intangible assets relating to aeronautical programmes, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3.

The adjusted data are unaudited.

(in € millions)	*Notes*	**June 30, 2008** **Adjusted**	**June 30, 2009** **Adjusted**
Revenue	***1.2.1***	**5,057**	**5,149**
Other income		46	85
Income from operations		**5,103**	**5,234**
Change in inventories of finished goods and work in progress		175	57
Capitalised production		106	119
Raw materials and consumables used	*1.2.3*	(3,156)	(3,028)
Personnel costs		(1,578)	(1,668)
Taxes		(108)	(118)
Depreciation, amortisation and increase in provisions net of use	*1.2.4*	(191)	(189)
Assets impairment	*1.2.5*	2	(82)
Other operating income / expenses		121	(1)
Profit (loss) from operations	***1.2.2***	**474**	**324**
Borrowing costs		(3)	(16)
Foreign exchange financial income (loss)		(109)	129
Other finance costs / income		(31)	(65)
Net finance costs / income	***1.2.6***	**(143)**	**48**
Income from associates		3	7
Profit (loss) before tax		**334**	**379**
Income tax expense		(51)	(99)
Profit (loss) from continuing operations		**283**	**280**
Profit from discontinued operations		(119)	6
Profit (loss) after tax		**164**	**286**
Attributable :			
to equity holders of the parent		156	281
to non-controlling interests		8	5
Earnings per share attributable to equity holders of the parent (in euros)			
Basic earnings per share: profit/(loss)		0.38	0.70
Diluted earnings per share: profit/(loss)		0.38	0.70
Earnings per share of continuing operations attributable to equity holders of the parent (in euros)			
Basic earnings per share:profit/(loss)		0.67	0.68
Diluted earnings per share:profit/(loss)		0.67	0.68
Earnings per share of operations held for sale attributable to equity holders of the parent of operations held for sale (in euros)			
Basic earnings per share:profit/(loss)		(0.29)	0.02
Diluted earnings per share:profit/(loss)		(0.29)	0.02

1.2 Notes to the adjusted data

The notes hereafter concern solely those aggregates that have been adjusted in relation to the statutory consolidated financial statements.

1.2.1 Revenue

(in € millions)		June 30, 2008	June 30, 2009
Aerospace propulsion			
Original aircraft equipment		1,346	**1,198**
Aircraft spare parts		722	**758**
Maintenance & repair		547	**556**
R & D contracts		108	**95**
Other		127	**162**
	subtotal	2,850	**2,769**
Aircraft equipment			
Original aircraft equipment		761	**767**
Aircraft spare parts		256	**262**
Maintenance & repair		169	**191**
R & D contracts		24	**38**
Ingeneery		116	**99**
Other		59	**56**
	subtotal	1,385	**1,413**
Defense			
Sagem Avionics		236	**259**
Sagem Optronics and Defense		222	**216**
Safran Electronics		35	**36**
	subtotal	493	**511**
Security			
	subtotal	321	**434**
Holding and other			
	subtotal	8	**22**
Total		**5,057**	**5,149**

1.2.2 Profit (loss) from operations

(in € millions)	June 30, 2008	June 30, 2009
Aerospace propulsion	278	**259**
Aircraft equipment	47	**44**
Defense	18	**18**
Security	162 *	**33**
Holding and other	(31)	**(30)**
Total	**474**	**324**

* including a capital gain of €146 million on the transfer of the payment terminal activities to Ingenico

1.2.3 Raw materials and consumables

Raw materials and consumables for the year chiefly comprise raw materials, supplies, sub-contracting purchases and all external services.
They break down as follows:

(in € millions)	June 30, 2008	**June 30, 2009**
Raw materials, supplies and others	(1,028)	**(946)**
Bought-in goods	(107)	**(38)**
Changes in inventories	61	**5**
Sub-contracting	(1,195)	**(1,203)**
Purchases not held in inventory	(125)	**(131)**
External services expenses	(762)	**(715)**
Total	**(3,156)**	**(3,028)**

1.2.4 Depreciation, amortisation and increase in provisions net of use

(in € millions)	June 30, 2008	**June 30, 2009**
Depreciation and amortisation net expenses		
- intangible assets	(49)	**(61)**
- property, plant and equipment	(128)	**(134)**
Total depreciation and amortisation net expenses	**(177)**	**(195)**
Total increase in provisions, net of use	**(14)**	**6**
Total depreciation, amortisation, increase in provisions net of use	**(191)**	**(189)**

1.2.5 Assets impairment

	Impairment expenses		**Use of reserves**	
(in € millions)	June 30, 2008	**June 30, 2009**	June 30, 2008	**June 30, 2009**
Assets impairment				
- tangible and intangible assets	(9)	**(39) ***	14	**16**
- financial assets	-	**(45)**	-	**-**
- inventories	(169)	**(182)**	166	**162**
- receivables	(24)	**(19)**	24	**25**
Total	**(202)**	**(285)**	**204**	**203**

* Of which (40) on the equity notes offset by the reversal of a provision

1.2.6 Finance income (loss)

(in € millions)	June 30, 2008	June 30, 2009
Finance costs on interest-bearing liabilities	(25)	(27)
Finance income on cash and cash equivalents	22	11
Cost of net borrowings and long-term debt	**(3)**	**(16)**
Gain or loss on financial instruments	(105)	121
Foreign exchange loss	(25)	1
Foreign exchange gains (losses) on provisions	21	7
Financial income (expense) arising on foreign currency translation	**(109)**	**129**
Net costs incurred on disposal of financial assets	-	(3)
Impairment expenses	(7)	(27)
Use of provisions	5	15
Impact of financial discouting	(28)	(50)
Other	(1)	-
Total other finance (costs) / income	**(31)**	**(65)**
Total Finance results	**(143)**	**48**
of which finance costs	**(191)**	**(107)**
of which finance income	**48**	**155**

2 SAFRAN Group condensed statutory consolidated interim financial statements

SAFRAN S.A. (2, Bd du Général Martial Valin - 75724 Paris Cedex 15) is a limited liability company incorporated in France, and permanently listed in Compartment A of the Euronext Paris Eurolist market.

The Supervisory Board meeting of 29 July 2009 authorised the publication of SAFRAN's condensed consolidated interim financial statements for the period from 1 January to 30 June 2009, approved by the Management Board on 28 July 2009.

2.1. Consolidated income statement

(in € millions)	*Notes*	**June 30, 2008**	**June 30, 2009**
Revenue	*2.9.1*	**4,998**	**5,295**
Other income	*2.9.2*	46	85
Income from operations		**5,044**	**5,380**
Change in inventories of finished goods and work in progress		175	57
Capitalised production		106	119
Raw materials and consumables used	*2.9.3*	(3,151)	(3,034)
Personnel costs	*2.9.4*	(1,578)	(1,668)
Taxes		(108)	(118)
Depreciation, amortisation and increase in provisions net of use	*2.9.5*	(271)	(270)
Assets impairment	*2.9.6*	2	(77)
Other income / operating expenses	*2.9.7*	121	(1)
Profit (loss) from operations		**340**	**388**
Cost of net debt		(3)	(16)
Foreign exchange financial income (loss)		297	299
Other finance costs / income		(31)	(65)
Financial income (loss)	*2.9.8*	**263**	**218**
Income from associates		3	7
Profit (loss) before tax		**606**	**613**
Income tax (expense) / income	*2.9.9*	(145)	(179)
Net profit (loss) from continuing operations		**461**	**434**
Profit (loss) from discontinued operations	*2.9.10*	(119)	6
Profit (loss) for the period		**342**	**440**
Attributable :			
to equity holders of the parent		336	434
to non-controlling interests		6	6
Earnings per share attributable to equity holders of the parent (in euros)			
Basic earnings per share: profit/(loss)		0.82	1.14
Diluted earnings per share: profit/(loss)		0.82	1.14
Earnings per share of continuing operations attributable to equity holders of the parent (in euros)			
Basic earnings per share:profit/(loss)		1.11	1.13
Diluted earnings per share:profit/(loss)		1.11	1.13
Earnings per share of operations held for sale attributable to equity holders of the parent (in euros)			
Basic earnings per share:profit/(loss)		(0.29)	0.02
Diluted earnings per share:profit/(loss)		(0.29)	0.02

2.2. Comprehensive income

	June 30, 2008	June 30, 2009
Net profit (loss) for the period	342	440
Other comprehensive income		
Available-for-sale financial assets	(30)	18
Unrealised losses and gains recorded in other comprehensive income	(30)	4
Reclassified in net profit (loss) for the period following an impairment	-	14
Translation differences	(34)	14
Unrealised foreign exchange losses and gains recorded in other comprehensive income	(34)	14
Reclassified in net profit (loss) for the period following a sale		
Income tax expense on other comprehensive income		
Total other comprehensive income	**(64)**	32
Of which transferred to net profit (loss) for the period	-	*14*
Total comprehensive income for the period	278	472
Attributable:		
- to equity holders of the parent	274	465
- to non-controlling interests	4	7

2.3. Consolidated balance sheet

ASSETS *(in € millions)*	*Notes*	**Dec. 31, 2008**	**June 30, 2009**
Goodwill	*2.9.13*	1,756	**1,866**
Intangible assets	*2.9.14*	3,112	**3,071**
Property, plant and equipment	*2.9.15*	2,107	**2,136**
Non-current financial assets	*2.9.16*	203	**230**
Investments in associates	*2.9.17*	244	**250**
Deferred tax assets		295	**285**
Other non-current assets		9	**2**
Non-current assets		**7,726**	**7,840**
Current financial assets	*2.9.18*	108	**85**
Fair value of financial instruments and derivatives	*2.9.28*	138	**42**
Inventories and work-in progress		3,673	**3,744**
Trade and other receivables		3,881	**3,708**
Tax assets		127	**44**
Other current assets		203	**186**
Cash and cash equivalents	*2.9.20*	919	**889**
Current assets		**9,049**	**8,698**
Assets held for sale	*2.9.19*	61	**-**
Total assets		**16,836**	**16,538**

LIABILITIES *(in € millions)*	*Notes*	**Dec. 31, 2008**	**June 30, 2009**
Share capital	*2.9.22.1*	83	**83**
Consolidated retained earnings	*2.9.22.3*	3,902	**3,616**
Interim dividends		(32)	**-**
Net unrealized gains on available-for-sale financial assets		(15)	**3**
Profit (loss) for the period		(205)	**434**
Equity attributable to equity holders of the parent		**3,733**	**4,136**
Non controlling interests		**141**	**143**
Shareholder's equity		**3,874**	**4,279**
Provisions	*2.9.23*	1,078	**1,113**
Borrowings subject to specific conditions	*2.9.24*	698	**727**
Interest bearing non current liabilities	*2.9.25*	418	**455**
Deferred tax liabilities		618	**698**
Other non-current liabilities		139	**114**
Non-current liabilities		**2,951**	**3,107**
Provisions	*2.9.23*	1,278	**1,229**
Interest bearing current liabilities	*2.9.25*	1,136	**1,124**
Trade and other payables		6,786	**6,470**
Tax liabilities		39	**94**
Fair value of financial instruments and derivatives	*2.9.28*	577	**87**
Other current liabilities		156	**148**
Current liabilities		**9,972**	**9,152**
Liabilities held for sale	*2.9.19*	39	**-**
Total liabilities		**16,836**	**16,538**

2.4. Statement of changes in consolidated shareholders' equity

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Assets available for sale	Translation adjustments	Consolidated retained earnings	Net profit (loss)	Other	Equity attributable to holders of the parent	Non controlling interests	Total equity
January 1, 2008	**83**	**3,360**	**(101)**	**27**	**(57)**	**987**	**39**	**-**	**4,338**	**167**	**4,505**
Comprehensive income of the period	-	-	-	(30)	(32)	-	336	-	**274**	4	**278**
Acquisition of treasury shares			(62)						**(62)**		**(62)**
Dividends						(165)			**(165)**	(5)	**(170)**
Other movements						39	(39)		**-**	(2)	**(2)**
June 30, 2008	**83**	**3,360**	**(163)**	**(3)**	**(89)**	**861**	**336**	**-**	**4,385**	**164**	**4,549**

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Assets available for sale	Translation adjustments	Consolidated retained earnings	Net profit (loss)	Other	Equity attributable to holders of the parent	Non controlling interests	Total equity
January 1, 2009	**83**	**3,360**	**(252)**	**(15)**	**(69)**	**831**	**(205)**	**-**	**3,733**	**141**	**3,874**
Comprehensive income of the period	-	-	-	18	13	-	434	-	**465**	7	**472**
Acquisition of treasury shares			1						**1**		**1**
Dividends						(68)			**(68)**	(5)	**(73)**
Other movements						(205)	205	5	**5**		**5**
June 30, 2009	**83**	**3,360**	**(251)**	**3**	**(56)**	**558**	**434**	**5**	**4,136**	**143**	**4,279**

2.5. Consolidated statement of cash flows

(in € millions)		Jun. 30, 2008	June 30, 2009
I. Cash flows from operating activities			
Result to owners of parent company			**434**
Current tax			**29**
Deferred taxes			**141**
Consolidated profit (loss) before tax		**423**	**604**
Tax paid		(5)	**60**
Income from associates (net of dividends received and of dividends from discontinued operations)		3	**(3)**
Depreciation and amortisation		254	**272**
Assets impairment		2	**99**
Provisions		4	**8**
Fair value of financial instruments and derivatives		(326)	**(380)**
Foreign exchange losses		(1)	**(3)**
Capital gains on asset disposals		(140)	**9**
Investment subsidies recognised in P&L		(1)	**(1)**
Accrued interest		1	**(1)**
Other items		13	**(18)**
Elimination of income before tax from discontinued operations		129	**4**
Minority interests		6	**6**
Non cash income and expenses		**(59)**	**(5)**
Cash flows from operations, before changes in working capital		**362**	**656**
Change in inventories and work-in-progress		(236)	**(62)**
Change in operating receivables and payables		228	**(211)**
Change in other receivables and payables		(46)	**(1)**
Intercompany change in working capital from discontinued operations		12	**25**
Changes in working capital		**(42)**	**(249)**
	TOTAL I	**320**	**407**
II. Cash flows from investing activities			
Payments for the purchase of intangible assets, net of proceeds		(95)	**(111)**
Payments for the purchase of tangible assets, net of proceeds		(186)	**(132)**
Proceeds from the sale / payment for the acquisition of investments		152	**(136)**
Proceeds from the sale / payment for the acquisition of financial assets		129	**(38)**
Other movements		-	**1**
Intercompany investing activities from discontinued operations		(14)	**-**
	TOTAL II	**(14)**	**(416)**
III. Cash flows from financing activities			
Change in share capital		(62)	**-**
Repayment of borrowings and long-term debt		(54)	**(51)**
Repayment of repayable advances		(14)	**(25)**
Issuance of new loans		26	**80**
Repayable advances received		33	**68**
Change in short term borrowings		40	**(1)**
Intercompany investing activities from discontinued operations		15	**(47)**
Dividends paid to equity holders of the parent		(165)	**(68)**
Dividends paid to minority interests		(5)	**(5)**
	TOTAL III	**(186)**	**(49)**
Operating cash flows from discontinued operations	**TOTAL IV**	**(18)**	**14**
Investing cash flows from discontinued operations	**TOTAL V**	**10**	**(1)**
Financing cash flows from discontinued operations	**TOTAL VI**	**(5)**	**-**
VII. Effect of changes in foreign exchange rates	**TOTAL VII**	**(1)**	**4**
Increase/(Decrease) in cash and cash equivalents	**I+II+III+IV+ V+VI+VII**	**106**	**(41)**
Cash and cash equivalents - opening balance		730	**919**
Cash and cash equivalents at year end		831	**887**
Change in cash and cash equivalents		101	**(32)**
Cash and cash equivalents of discontinued operations and assets held for sale, opening balance		-	11
Cash and cash equivalents of discontinued operations and assets held for sale, at year end		5	**2**
Increase/(Decrease) in cash and cash equivalents		**106**	**(41)**
of which change in cash and cash equivalents from continuing operations		104	(32)
of which change in cash and cash equivalents from discontinued operations		-	(9)
of which change in cash and cash equivalents from assets held for sale		2	-

2.6. Segment information

In accordance with IFRS 8, *Operating segments*, segment reporting reflects the internal organisation of SAFRAN Group activities.

The Group's operations are organised and managed according to the nature of the goods and services rendered. Each sector presented corresponds to a branch representing a strategic activity offering a variety of goods in different markets.

Aerospace Propulsion segment

Within the Aerospace Propulsion segment, the Group designs, develops, produces and markets propulsion systems for a wide range of applications: commercial aircraft, military transport, training and combat aircraft, rocket engines, civil and military helicopters, tactical missiles and UAVs. This segment also includes MRO activities and the sale of spare parts.

Aircraft Equipment segment

The Group also specialises in mechanical, hydro mechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, nacelles and thrust reversers, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The segment also includes maintenance and repair activities and the sale of spare parts.

Defense segment

Within the Defense segment, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics products, navigational instruments, etc), as well as Optronic and Air-Land systems.

Security segment

The Security segment encompasses a group of products linked to the security of people or goods: bankcards, identification, biometrics.

Holding and Other

The "Holding and Other" segment covers the parent company of SAFRAN Group and certain subsidiaries including the residual activities of the Communication branch sold in 2008.

The information presented by segment in the following tables is identical to that presented to the Executive Committee, which has been identified as the "Chief Operating Decision Maker" for the assessment of the performance of operating segments and the allocation of resources between such segments.

Performance measures for each operating segment, as reviewed by the Executive Committee, are based on the adjusted contributive data as described in the foreword (see page 3).

Data for each operating branch are prepared in accordance with the same accounting principles as those used for the consolidated financial statements (see 2.7), except for the two restatements made for the adjusted data (see foreword).

Inter-branch sales are performed on an arm's length basis.

The free cash flow represents the balance between the cash flow from operating activities and the payments for the purchase intangible and tangible assets, net of proceeds.

Half-year ended 30 June 2009

(in euros millions)	Aerospace propulsion	Aircraft equipment	Defense	Security	**Operating segments total**	Holding and other	**Total adjusted data**	Hedge accounting	Depreciation of intangible assets	**Total statutory data**
Original aircraft equipment	1,198	767			**1,965**		**1,965**	68		**2,033**
Aircraft spare parts	758	262			**1,020**		**1,020**	34		**1,054**
Maintenance & repair	556	191			**747**		**747**	25		**772**
R & D contracts	95	38			**133**		**133**	5		**138**
Ingeneery		99			**99**		**99**	4		**103**
Sagem Avionics			259		**259**		**259**	2		**261**
Sagem Optronics et Defence			216		**216**		**216**	2		**218**
Safran Electronics			36		**36**		**36**	(1)		**35**
Other	162	56		434	**652**	22	**674**	7		**681**
External revenue	**2,769**	**1,413**	**511**	**434**	**5,127**	**22**	**5,149**	**146**		**5,295**
Profit (loss) from operations	**259**	**44**	**18**	**33**	**354**	**(30)**	**324**	**143**	**(79)**	**388**
Free cash flow	**184**	**(124)**	**19**	**(30)**	**49**	**115**	**164**			**164**

Half-year ended 30 June 2008

(in euros millions)	Aerospace propulsion	Aircraft equipment	Defense	Security	**Operating segments total**	Holding and other	**Total adjusted data**	Hedge accounting	Depreciation of intangible assets	**Total statutory data**
Original aircraft equipment	1,346	761			**2,107**		**2,107**	(23)		**2,084**
Aircraft spare parts	722	256			**978**		**978**	(8)		**970**
Maintenance & repair	547	169			**716**		**716**	(19)		**697**
R & D contracts	108	24			**132**		**132**	(3)		**129**
Ingeneery		116			**116**		**116**	(2)		**114**
Sagem Avionics			236		**236**		**236**			**236**
Sagem Optronics et Defence			222		**222**		**222**			**222**
Safran Electronics			35		**35**		**35**	(1)		**34**
Other	127	59		321	**507**	8	**515**	(3)		**512**
External revenue	**2,850**	**1,385**	**493**	**321 (2)**	**5,049**	**8**	**5,057**	**(59)**		**4,998**
Profit (loss) from operations	**278**	**47**	**17**	**163 (4)**	**505**	**(31)**	**474**	**(54)**	**(80)**	**340**
Free cash flow	**38**	**(73)**	**26**	**15**	**6**	**33**	**39**			**39**

(1) The revenue of the Aerospace propulsion, Aircraft equipements and Defense segments, has been restated with the impact of internal restructuring as at June 2008 started at the beginning of 2009

(2) The revenue of the Security segment includes € 40 million for the Monetic activity, disposed of as at April 1st, 2008

(3) The profit from operations and the cash flows of the segment as at June 30th, 2008 have not been restated with the impact of internal restructuring

(4) The profit from operations of the Security segment includes € 7 million for the Monetic activity and € 146 million for the half year ended june 30, 2008

The Group's customers are based mainly in four geographical areas.

Half-year ended 30 June 2009

(in € millions)		France	Europe	North America	Asia	Rest of the world	**Total**
External revenue (adjusted data)		1,403	1,504	1,299	495	448	**5,149**
	%	27%	29%	25%	10%	9%	
External revenue (staturoty data)		1,403	1,650	1,299	495	448	**5,295**
	%	27%	31%	25%	9%	8%	

Half-year ended 30 June 2008

(in € millions)		France	Europe	North America	Asia	Rest of the world	**Total**
External revenue (adjusted data)		1,462	1,095	1,493	484	523	**5,057**
	%	29%	22%	29%	10%	10%	
External revenue (staturoty data)		1,463	1,006	1,522	484	523	**4,998**
	%	29%	20%	31%	10%	10%	

2.7. Accounting policies and methods

The consolidated financial statements of SAFRAN and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union at the date of signature of the consolidated financial statements by the Management Board. They include standards approved by the International Accounting Standards Board ("IASB"), namely IFRS, International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretation Committee ("IFRIC") or the body that preceded it, the Standing Interpretation Committee ("SIC").

The condensed consolidated interim financial statements for the half-year ended 30 June 2009 have been prepared in accordance with IAS 34, *Interim financial reporting*, together with all the standards and interpretations adopted by the European Union and subject to mandatory application as of 30 June 2009.

In preparing these condensed financial statements for the half-year ended 30 June 2009, SAFRAN Group applied the same accounting rules and methods as those applied in the preparation of its consolidated financial statements for the year ended 31 December 2008 (see Section 3.1.3 of the 2008 Reference Document), with the exception of the following changes:

New standards applied as of 1 January 2009:

- Revised version of IAS 23, *Borrowing costs*.
  The new version of this standard requires the capitalisation of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. The Group's previous practice was to record these costs directly, as expenses. In accordance with the transitional arrangements pertaining to IAS 23 as amended, the standard was adopted early, as of 1 January 2009. Thus, borrowing costs relating to qualifying assets have been capitalised as part of the cost of these assets since that date.
  This standard did not have a material impact on the consolidated financial statements for the half-year ended 30 June 2009.

- The revised version of IAS 1, *Presentation of financial statements*, requires that (a) changes in shareholders' equity resulting from transactions made with shareholders acting as such be recorded separately from transactions made with non-shareholders; (b) all items of income and expense recognised in a period be included either in a single statement (statement of comprehensive income) or in two statements (a separate income statement and a statement detailing the other components of comprehensive income); and (c) comprehensive income be presented in the financial statements.
  The statement setting out the other components of comprehensive income is presented in paragraph 2.2.

- IFRS 8, *Operating segments*, replaced IAS 14, *Segment reporting*, on 1 January 2009. The information required for the period being presented and the comparative period are given in paragraph 2.6. Performance assessments carried out by management have led to the separation of the Defence and Security segment into two distinct operating segments, "Defense" and "Security". The only impact from this split is on the presentation of segment reporting. The application of this standard did not have any impact on the scope of CGUs as defined in paragraph 3.1.3.3.8 of the 2008 Reference Document.

Other revised standards and interpretations published and endorsed

The IASB issued the following standards and interpretations before 30 June 2009, which have been endorsed by the European Union and are applicable as of 30 June 2009:

- Revised version of IFRS 2, *Share-based payment* - Vesting conditions and cancellations;
- Revised versions of IAS 32, *Financial instruments: disclosure and presentation*, and IAS 1, *Presentation of financial statements* - Puttable financial instruments and obligations arising on liquidation;

- Improvements to IFRS standards issued in May 2008 except for the part relative to IFRS 5, *Non-current assets held for sale and discontinued operations*, applicable as of 1 July 2009;
- Revised versions of IFRS 1, *First-time adoption of international financial reporting standards*, and IAS 27, *Consolidated and separate financial statements* - Cost of an investment in a subsidiary, jointly controlled entity or associate.

None of these revised standards had a material impact on the consolidated financial statements for the half-year ended 30 June 2009.

New interpretations published but not yet endorsed by the European Union

The IASB issued the following interpretations prior to 30 June 2009, applicable as of that date, but not yet endorsed by the European Union.

- IFRIC 15, *Real estate sales*;
- Revised versions of IFRIC 9 and IAS 39, *Financial instruments: Recognition and measurement* - Embedded derivatives;
- Revised version of IFRS 7, *Financial instruments: Disclosures* - Improving disclosures about financial instruments.

New standards, revised standards and interpretations published but not yet applicable or applied

- Revised versions of IFRS 3, *Business Combinations*, and IAS 27, *Consolidated and separate financial statements*, following the modification of IFRS 3;
- Amendment to IAS 39, *Financial instruments*, issued on 31 July 2008: *Recognition and Measurement - Eligible hedged items*;
- Amendment to IAS 39, *Reclassification of financial assets: Effective date and transition*, issued on 27 November 2008;
- Improvement to IFRS standards issued in May 2008 for the part relative to IFRS 5, *Non-current assets held for sale and discontinued operations*, applicable for fiscal years opened after 1 July 2009;
- Improvement to IFRS standards issued in April 2009;
- IFRIC 12 *Service concession arrangements*;
- IFRIC 16 *Hedges of a net investment in a foreign operation*;
- IFRIC 17 *Distributions of non-cash assets to owners*;
- IFRIC 18 *Transfers of assets from customers*.

Of these new versions of standards and interpretations, only revisions to IFRS 3 and IAS 27 are likely to have a material impact on the Group's consolidated financial statements in the future, if important new business combinations are recognised. These revised versions are subject to mandatory application for business combinations made during the course of fiscal years opened after 1 July 2009.

2.8. Scope of consolidation

2.8.1. Printrak

On April 7, 2009, SAFRAN Group acquired the Biometrics activity previously owned by Motorola (Printrak) for a total amount of US$177 million, or €133 million.

Net assets acquired amounted to US$(9.1) million, or €(7) million, acquisition costs totalled US$3.8 million, or €2.7 million, putting total goodwill at US$189.9 million, or €134 million.

Amounts in US dollars are translated at the transaction rate, except goodwill which is translated at the June 30, 2009 closing rate.

The allocation of the acquisition price to the identified assets will be done in the second half of 2009.

This activity did not make a material contribution to the consolidated profit (loss) for the first half of 2009.

2.8.2. Other transactions

There were no other significant changes at Group level during the first half of 2009.

2.9 Notes to the condensed statutory financial statements

2.9.1 Revenue

(in € millions)		June 30, 2008	June 30, 2009
Aerospace propulsion			
Original aircraft equipment		1,335	1,236
Aircraft spare parts		718	782
Maintenance & repair		530	574
R & D contracts		105	98
Other		122	167
	subtotal	2,810	2,857
Aircraft equipment branch			
Original aircraft equipment		749	797
Aircraft spare parts		252	272
Maintenance & repair		167	198
R & D contracts		24	40
Ingeneery		114	103
Other		61	58
	subtotal	1,367	1,468
Defense branch			
Sagem Avionics		236	261
Sagem Optronics and Defense		222	218
Safran Electronics		34	35
	subtotal	492	514
Security branch			
	subtotal	321	434
Holding and other			
	subtotal	8	22
Total		**4,998**	**5,295**

2.9.2 Other income

Other income mainly comprises operating subsidies and various other operating income, as shown in the following table:

(in € millions)	June 30, 2008	June 30, 2009
Research tax credit	34	49
Other operating subsidies	10	10
Other operating income	2	26
Total	**46**	**85**

2.9.3 Raw materials and consumables used

Raw materials and consumables for the period mainly comprise raw materials, supplies, subcontracting purchases and all external services.
They break down as follows:

(in € millions)	**June 30, 2008**	**June 30, 2009**
Raw materials, supplies and others	(1,028)	**(946)**
Bought-in goods	(102)	**(44)**
Changes in inventories	61	**5**
Sub-contracting	(1,195)	**(1,203)**
Purchases not held in inventory	(125)	**(131)**
External services expenses	(762)	**(715)**
Total	**(3,151)**	**(3,034)**

2.9.4 Workforce

The Group's average workforce over the period by branch breaks down as follows:

	France	Abroad	**Total**
Aerospace Propulsion	17,936	3,470	**21,406**
Aircraft Equipment	9,259	10,612	**19,871**
Defense	6,162	526	**6,688**
Security	1,157	2,876	**4,033**
Holding and other	1,366	677	**2,043**
Total	**35,880**	**18,161**	**54,041**

Taking into account the staff of non-consolidated controlled companies, there were a total of 55,276 employees under management, which includes the average workforce of operations held for sale. This figure does not include the employees of equity-accounted companies.

The breakdown of the workforce of French companies by socio-professional category is as follows:

Executives	12,133
Supervisors	984
Technicians	11,447
Administrative employees	2,635
Workers	8,681
Total	**35,880**

2.9.5 Depreciation, amortisation and provisions, net

(in € millions)	**June 30, 2008**	**June 30, 2009**
Depreciation and amortisation net expenses		
- intangible assets	(129)	**(141)**
- property, plant and equipment	(128)	**(134)**
Total depreciation and amortisation net expenses	**(257)**	**(275)**
Increase in provisions, net of use	**(14)**	**5**
Total depreciation, amortisation, increase in provisions net of use	**(271)**	**(270)**

2.9.6 Assets impairment

(in € millions)	Impairment expenses		Use of reserves	
	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009
Assets impairment				
- tangible and intangible assets	(9)	(39)	14	17
- financial assets	-	(45) *	-	-
- inventories	(169)	(170)	166	154
- receivables	(24)	(19)	24	25
Total	**(202)**	**(273)**	**204**	**196**

* Of which (40) on the equity notes offset by the reversal of a provision

2.9.7 Other operating income and expenses

Other operating income and expenses mainly include:

(in € millions)	June 30, 2008	June 30, 2009
Capital gains / losses on asset disposals	140 *	(5)
Royalties, patents and licenses	(6)	(6)
Cancellation of debts	(1)	(2)
Loss on irrecoverable receivables	(3)	(2)
Other operating income and expenses	(9)	14
Total	**121**	**(1)**

(*) Including a capital gain of €146 million on the transfer of the payment terminal activities to Ingenico.

2.9.8 Finance income (loss)

(in € millions)	June 30, 2008	June 30, 2009
Finance costs on interest-bearing liabilities	(25)	(27)
Finance income on cash and cash equivalents	22	11
Cost of net borrowings and long-term debt	**(3)**	**(16)**
Gain or loss on financial instruments	247	431
Foreign exchange gain or loss	29	(139)
Foreign exchange gains (losses) on provisions	21	7
Foreign exchange gains (losses)	**297**	**299**
Net costs incurred on disposal of fixed assets	-	(3)
Increase in provisions	(7)	(27)
Use of provisions	5	15
Discount impact	(28)	(50)
Other	(1)	-
Total other finance (costs) / income	**(31)**	**(65)**
Total finance income (loss)	**263**	**218**
of which finance costs	**(31)**	**(246)**
of which finance income	**294**	**464**

2.9.9 Income tax expense

The Group tax charge is calculated by using the rates applicable in each of the Group's tax jurisdictions, and is adjusted for the main permanent differences identified.

The effective tax rate for continuing operations amounts to 29.18%, and is explained primarily by the impact of the research tax credit.

2.9.10 Net income of operations held for sale

The following table presents the results of the Mobile phones activity (operations held for sale) for the first half of 2009.

(in € millions)	June 30, 2008	**June 30, 2009**
Revenue	163	**39**
Raw materials and consumables used	(174)	**(59)**
Personnel costs	(49)	**(12)**
Depreciation and amortization expense , increase in provisions, asset impairment	(102)	**60**
Other operating income / expenses	(16)	**(36)**
Profit (loss) from operations	(178)	**(8)**
Net finance costs / income	1	**4**
Income tax expense on discontinued operations	58	**10**
Profit from discontinued operations	**(119)**	**6**

Operations held for sale and sold as of 30 June 2009 represent additional gains or losses on the sale of the Communication sector businesses sold in 2008, as well as gains or losses (not material) on the sale of the Chinese subsidiaries of the Mobile Phones business, sold during the first half of 2009.

The workforce employed by discontinued operations for half year 2009 stood at 674, compared with 2,362 for half year 2008.

2.9.11 Earnings per share

The Group's potentially dilutive shares include stock options and bonus shares issued for nil consideration.

The Management Board approved a bonus share plan on 3 April 2009 (cf. 2.9.22.4).

Earnings per share are as follows:

	Index	June 30, 2008	June 30, 2009
Numerator (in € millions)			
Net profit for the period	(a)	336	**434**
Net profit from continuing operations	(i)	455	**428**
Net profit from discontinued operations	(j)	(119)	**6**
Denominator (in shares)			
Total number of shares	(b)	417,029,585	**417,029,585**
Number of treasury shares held	(c)	10,457,838	**17,850,897**
Number of shares excluding treasury shares	(d)=(b-c)	406,571,747	**399,178,688**
Weighted average number of shares (excluding treasury shares)	(d')	411,132,179	**399,174,569**
Potentially dilutive ordinary shares :			
Dilutive impact of purchase options	(e)	-	**656,386**
Weighted average number of shares after dilution	(f)=(d'+e)	411,132,179	**399,830,955**
Ratio: earnings per share (in euro)			
Basic earnings per share: profit/(loss)	(g)=(a*1million)/(d')	0.82	**1.09**
Diluted earnings per share: profit/(loss)	(h)=(a*1million)/(f)	0.82	**1.09**
Ratio: earnings per share of continuing operations (in euro)			
Basic earnings per share: profit/(loss)	(k)=(i*1million)/(d')	1.11	**1.07**
Diluted earnings per share: profit/(loss)	(l)=(i*1million)/(f)	1.11	**1.07**
Ratio: earnings per share of discontinued operations (in euro)			
Basic earnings per share: profit/(loss)	(m)=(j*1million)/(d')	(0.29)	**0.02**
Diluted earnings per share: profit/(loss)	(n)=(j*1million)/(f)	(0.29)	**0.02**

2.9.12 Dividends paid

Dividends on treasury shares were not paid. They were transferred to retained earnings.

(in € millions)	June 30, 2008	June 30, 2009
Submitted for approval at the ordinary general meeting		
Dividend paid on ordinary shares	165	**68**
Net dividend per share (in €)	0,40	**0,17**

2.9.13 Goodwill

Goodwill breaks down as follows:

(in € millions)	Dec. 31, 2008 Net	Changes in scope of consolidation	Transfert	Impairment	Price adjustment	Impact of currency translation	June 30, 2009 Net
Snecma	253	-	142	-	-	-	**395**
Turbomeca SA	225	-	-	-	-	-	**225**
Aircelle	213	-	-	-	-	-	**213**
Labinal	208	-	-	-	-	-	**208**
Sagem Identification	184	-	-	-	-	-	**184**
Printrak	-	139	-		-	(5)	**134**
Messier Dowty SAS	94	-	-	-	-	-	**94**
Messier Bugatti	93	-	(20)	-	-	-	**73**
Snecma Propulsion Solide	66	-	-	-	-	-	**66**
Sagem Défense Sécurité	41	-	20	-	-	-	**61**
Teuchos SA	52	-	-	-	-	-	**52**
Techspace Aero	47	-	-	-	-	-	**47**
Sagem Orga	66	-	-	-	(23)	-	**43**
Vectronix	24	-	-	-	-	(1)	**23**
Microturbo SA	12	-	-	-	-	-	**12**
Technofan	10	-	-	-	-	-	**10**
Globe Motors Inc	9	-	-	-	-	-	**9**
Cinch Connectors Inc	6	-	-	-	-		**6**
Sofrance	4	-	-	-	-	-	**4**
Orga Zelenograd Smart Cards & Systems	3	-	-	-	-	-	**3**
Teuchos Maroc	2	-	-	-	-	-	**2**
Others	2	-	-	-	-	-	**2**
Hispano Suiza	96	-	(96)	-	-	-	**-**
Snecma Services	46	-	(46)	-	-	-	**-**
Total	**1,756**	**139**	**-**	**-**	**(23)**	**(6)**	**1,866**

Internal restructuring effective as of the first half of 2009 has led to transfers of goodwill : no impact at Group level.

An analysis of indications of impairment loss was performed on goodwill in the first half of 2009 and did not result in any recognition of impairment.

2.9.14 Intangible assets

Intangible assets break down as follows:

(in € millions)	Dec. 31, 2008 Gross	Dec. 31, 2008 Amortisation/ impairment	Dec. 31, 2008 Net	June 30, 2009 Gross	June 30, 2009 Amortisation/ impairment	June 30, 2009 Net
Brand names	147	(5)	142	**147**	**(6)**	**141**
Programs	2,684	(736)	1,948	**2,685**	**(827)**	**1,858**
Development expenditures	1,008	(291)	717	**1,097**	**(328)**	**769**
Concessions, patents, licences	34	(26)	8	**30**	**(23)**	**7**
Software	262	(205)	57	**275**	**(219)**	**56**
Customer relationships	131	(12)	119	**131**	**(16)**	**115**
Other	165	(43)	122	**176**	**(51)**	**125**
Total	**4,431**	**(1,318)**	**3,113**	**4,541**	**(1,470)**	**3,071**

Brands with an indefinite life are valued at a total of €119 million and comprise the Snecma (€85 million) and Turbomeca (€34 million) brands. The Snecma general interest brand encompasses the related brands of Snecma Moteurs, Snecma Services and Snecma Propulsion Solide.

The programmes' weighted average remaining amortisation period is approximately 10 years.

Movements in intangible assets break down as follows:

(in € millions)	Gross	Amortisation/ impairment	Net
December 31, 2008	**4,431**	**(1,318)**	**3,113**
Internally produced assets	91	-	91
Separate acquisitions	18	-	18
Disposals and assets removed	(7)	6	(1)
Amortisation	-	(140)	(140)
Impairment losses recognised in profit or loss	-	(18)	(18)
Reclassifications	-	-	-
Changes in scope of consolidation	-	-	-
Impact of currency translation	8	-	8
June 30, 2009	**4,541**	**(1,470)**	**3,071**

Research expenditure expensed in the first half of 2009 totalled €217 million, excluding operations held for sale (€216 million in the first half of 2008 excluding operations held for sale).

Development expenditures capitalised in the first half of 2009 totalled €76 million (€68 million in the first half of 2008).
Development expenditures amortised in the first half of 2009 totalled €25 million (€21 million in the first half of 2008).

In addition, revalued assets (allocation of the Snecma Group purchase price) were amortised for a total of €79 million.

Impairment tests essentially led to the impairment , for the Aerospace Propulsion segment, of €33 million and the reversal of a provision for impairment of €12 million relating to several programs.

2.9.15 Property, plant and equipment

Property, plant and equipment break down as follows:

	Dec. 31, 2008			June 30, 2009		
(in € millions)	Gross	Deprec./ impairment	Net	Gross	Deprec./ impairment	Net
Land	220	-	220	220	-	220
Buildings	895	(480)	415	951	(505)	446
Technical facilities, equipment and tooling	3,401	(2,316)	1,085	3,471	(2,384)	1,087
PP&E in course of construction, advances	280	(21)	259	275	(21)	254
Site development and preparation costs	24	(16)	8	26	(17)	9
Buildings on land owned by third parties	46	(19)	27	48	(21)	27
Computer hardware and other equipment	372	(279)	93	390	(297)	93
Total	**5,238**	**(3,131)**	**2,107**	**5,381**	**(3,245)**	**2,136**

Movements in property, plant and equipment break down as follows:

(in € millions)	Gross	Depreciation / impairment	Net
December 31, 2008	**5,238**	**(3,131)**	**2,107**
Internally produced assets	19	-	19
Additions	197	-	197
Disposals and assets removed	(88)	39	(49)
Depreciation	-	(134)	(134)
Impairment expenses	-	(3)	(3)
Reclassifications	(4)	-	(4)
Changes in scope of consolidation	5	(4)	1
Translation adjustments	14	(12)	2
June 30, 2009	**5,381**	**(3,245)**	**2,136**

During the first half of 2009, payments totalling €46 million were made in respect of real estate projects financed under a capital lease.

2.9.16 Non-current financial assets

Non-current financial assets include:

	Dec. 31, 2008			**Jun. 30, 2009**		
(in € millions)	Gross	Impairment	Net	**Gross**	**Impairment**	**Net**
Non-consolidated investments	**279**	**(133)**	**146**	**293**	**(128)**	**165**
Unlisted shares	256	(133)	123	**259**	**(128)**	**131**
Listed shares	23	-	23	**34**	**-**	**34**
Other financial assets	**60**	**(3)**	**57**	**107**	**(42)**	**65**
Total	**339**	**(136)**	**203**	**400**	**(170)**	**230**

2.9.16.1 Non-consolidated investments

These include SAFRAN Group holdings in various non-consolidated companies, the most material of which are:

(in € millions)	Financial statements as of	Percentage of control	Shareholders' equity including profit/loss for the period	Net profit and loss	Net carrying amount Dec. 31, 2008	Net carrying amount Jun. 30, 2009
Sichuan Snecma Aero-Engine Maintenance	Dec. 31, 2008	51.80	5.3	0.5	3.7	3.7
Messier Dowty Singapore Pte	Dec. 31, 2008	100.00	2.6	0.0	8.6	8.6
Arianespace Participation	Dec. 31, 2008	10.44	58.2	4.6	5.6	6.1
Embraer	Dec. 31, 2008	1.12	2,200.0	149.1	22.8	24.9
SMA	Dec. 31, 2008	100.00	(27.1)	(14.3)	-	-
Snecma America Engine Services	Dec. 31, 2008	51.00	3.9	(4.0)	4.7	4.7
GEAM	Dec. 31, 2008	20.00	147.1	8.0	26.7	26.2
Myriad Group	Dec. 31, 2008	6.46	49.5	(3.9)	-	9.3

2.9.16.2 Other non-current financial assets

Other non-current financial assets break down as follows:

(in € millions)	December 31, 2008	Increases/ acquisitions	Redemptions/disposals	Reversals	Changes in scope of consolidation	Reclassification	June 30, 2009
Loans to non consolidated companies	4	1	-	-	-	(1)	4
Loans to employees	21	-	-	-	-	(2)	19
Deposits and guarantees	10	1	-	-	-	-	11
Other	22	49	-	(40)	-	-	31
Total	**57**	**51**	**-**	**(40)**	**-**	**(3)**	**65**

Loans and advances to non-consolidated companies correspond to revolving credit account agreements.

2.9.17 Investments in associates

A-Pro Inc., Hydrep and SEMMB are consolidated under the equity method under the terms of the agreements with the other partners.
Ingenico has been consolidated under the equity method since 31 March 2008.
The Group's share in the shareholder's equity and income of associates breaks down as follows:

	Dec. 31, 2008	June 30, 2009			
(in € millions)	Net	% interest	Shareholders' equity	Income from associates	Net
Ingenico (1)	205	22.49%	207	2	209
Cinch SA (2)	10	100.00%	10	-	10
SEM MB	9	49.96%	7	3	10
A-Pro Inc.	7	50.00%	7	1	8
Frozen entities SAGEM (3)	7	100.00%	7	-	7
Hydrep	6	50.00%	5	1	6
Total	**244**		**243**	**7**	**250**

(1) Due to the lack of published accounts by Ingenico at the date of publication of the present document, the share of income for 2009 has been determined on forecasts provided by a consensus of analysts. Stock value totaled €133 million as of March 31, 2009 (10 663 046 shares at €12.50 per value each)

(2) Companies to be merged and whose retained earning have been frozen as of January 1, 2005

(3) Companies to be excluded from the scope of consolidation and whose retained earnings have been frozen

Movements in investments in associates break down as follows:

(in € millions)	
December 31, 2008	**244**
Changes in scope of consolidation	2
Income from associates	7
Other movements	(3)
June 30, 2009	**250**

2.9.18 Current financial assets

Current financial assets mainly consist of the portion due within one year of financial assets classified as non-current.

Current financial assets break down as follows:

(in € millions)	Dec. 31, 2008	June 30, 2009
Sales-financing loans	10	15
Loans to non consolidated companies	95	67
Loans to employees	3	3
Total	**108**	**85**

Sales-financing loans correspond to loans granted on an exceptional basis to SAFRAN's customers or Group companies as an alternative to financial guarantees (see Note 2.9.29.4.). They are recorded in the balance sheet as loans.

2.9.19 Assets held for sale

As the Chinese Mobile activities have been disposed of, there is no more assets or liabilities "held for sale" displayed in the balance sheet.

As of December 31, 2008, assets held for sale break down as follows:

	Dec. 31, 2008	
(in € millions)	Sagem Mobiles (*)	Total
Goodwill	-	-
Fixed assets	-	-
Current Assets	61	61
Total assets held for sale	**61**	**61**
Non-current liabilities	-	-
Current liabilities	39	39
Total liabilities held for sale	**39**	**39**

(*)Business in China classified as held for sale.

2.9.20 Cash and cash equivalents

(in € millions)	Dec. 31, 2008	June 30, 2009
Maturity less than 3 months from trade date with no interest rate risk		
Negotiable debt securities	566	**180**
Marketable securities	5	**5**
Money market accounts	180	**498**
Sight and time deposits	168	**206**
Total	**919**	**889**

(in € millions)	
December 31, 2008	**919**
Movement during the period	(57)
Changes in scope of consolidation	-
Reclassification	24
Impact of currency translation	3
June 30, 2009	**889**

2.9.21 Summary of financial assets

Fixed-rate and floating-rate current and non-current financial assets break down as follows:

	Dec. 31, 2008		June 30, 2009	
(in € millions)	Base	Interest rate	**Base**	**Interest rate**
Non current financial assets (1)	57	0.22%	**65**	**1.50%**
Current financial assets	108	5.19%	**85**	**3.38%**
Financial assets	**165**	**3.47%**	**150**	**2.56%**
Cash and cash equivalents	**919**	**Eonia/Fed**	**889**	**Eonia/Fed**
Total	**1,084**		**1,039**	

(1) excluding non-consolidated investments

2.9.22 Consolidated shareholders' equity

2.9.22.1 Share capital

As of 30 June 2009, SAFRAN's share capital was fully paid up and comprised 417,029,585 shares with a par value of €0.20 each.

SAFRAN's shareholders' equity does not include any equity instruments other than its own shares.

2.9.22.2 Breakdown of share capital and voting rights

Each share carries entitlement to one vote. Shares held in registered form for over 2 years have double voting rights.
The 17,850,897 treasury shares have no voting rights.

Changes in the breakdown of share capital and voting rights are as follows:

December 31, 2008

Shareholders	Number of shares	% Share capital	Number of voting rights	% Voting rights
Private investors	153,952,241	36.92%	166,856,292	30.94%
French State	125,940,227	30.20%	150,706,249	27.95%
Employee's shares	88,511,055	21.22%	162,364,050	30.11%
AREVA	30,772,945	7.38%	59,363,695	11,00%
Treasury shares	17,853,117	4.28%	-	-
Total	**417,029,585**	**100.00%**	**539,290,286**	**100.00%**

June 30, 2009

Shareholders	Number of shares	% Share capital	Number of voting rights	% Voting rights
Private investors	151,652,058	36.36%	164,812,479	30.47%
French State	125,940,227	30.20%	150,706,249	27.86%
Employee's shares	90,813,458	21.78%	166,103,221	30.70%
AREVA	30,772,945	7.38%	59,363,695	10.97%
Treasury shares	17,850,897	4.28%	-	-
Total	**417,029,585**	**100.00%**	**540,985,644**	**100.00%**

2.9.22.3 Consolidated retained earnings

Movements in consolidated retained earnings are as follows:

	(in € million)
As of December 31, 2008	**3,870**
- Allocation of 2008 net income to retained earnings	(205)
- Dividend distribution	(68)
- Treasury shares	1
- Translation adjustments	13
- Other	9
As of June 30, 2009	**3,620**

On 28 May 2008, the Shareholders' Meeting authorised the Management Board to buy and sell company shares. Pursuant to this authorisation, the company purchased 248,714 shares on the stock market for a total consideration of €2 million and sold 250,934 shares for a total consideration of €2 million under the liquidity contract.
On 28 May 2009, the Shareholders' Meeting renewed the authorisation granted to the Management Board to buy and sell company shares.

The SAFRAN Group does not own any hybrid financial instruments with equity components that should be classified in consolidated equity.

2.9.22.4 Share-based payments

Free shares

Pursuant to the authorisation granted by the Shareholders' Meeting of 28 May 2008, the Executive Board decided to allocate free shares on 3 April 2009. Their allocation involves the employees of Group companies located in the European Union and part of the workforce as of 3 April 2009, or 42,345 employees in ten countries, who each received 100 shares.

Conditions of allocation

The allocation of shares to their beneficiaries becomes definitive after a two-year vesting period for Group employees whose companies' registered offices are located in France, followed by a minimum lock-up period of two years after vesting. For employees whose companies' registered offices are located outside France, the vesting period lasts four years, but they are not subject to a lock-up period.

The allocation of rights is not linked to any particular performance criteria, other than the employee's effective presence in the company over the period during which rights accrue.

All bonus shares allocated by SAFRAN are settled exclusively in the form of shares.

Valuation of rights

Rights were valued at their fair value on the day they were granted. The present value of the estimated amount of future dividends was deducted from shares' value on the date of their allocation, as dividends will not be paid to employees during the vesting period. An intransferability cost was also deducted for French employees.

	France	Other locations
Grant date	04/03/2009	04/03/2009
Vesting date	04/03/2011	04/03/2013
Post vesting lock-up period	2 years	none
Number of employees on grant date	36,785	5,560
Number of shares granted per employee	100	
Total number of shares granted	3,678,500	556,000
Expected dividend rate	3.17%	
Risk-free rate on grant date	2.675%	
Market value of the share on grant date	€ 7.54	
Fair value per unit	€ 6.75	€ 6.64

The expense recognised as of 30 June 2009 with respect to these bonus shares totalled €2,879 thousand.

Stock purchase options

Within the framework of the 2004 stock purchase option plan, a total of 750,000 options with a weighted average strike price of €17.26 remained outstanding as of 31 December 2008. These options expired on 21 April 2009, and none had been exercised.

2.9.23 Provisions for contingencies and losses

Provisions for contingencies and losses break down as follows:

(in € millions)	Dec. 31, 2008	Increase in provisions	Reversal: Utilization	Reversal: Transfer	Reversal: Reversal not used	Other movements	June 30, 2009
Reserves for performance warranties	429	106	(54)	-	(33)	3	**451**
Financial guarantees	79	8	-	-	(7)	-	**80**
Services to be rendered	422	137	(104)	-	(12)	(6)	**437**
Employee-related commitments	42	3	(17)	-	-	1	**29**
Post employment benefits	385	18	(22)	-	(2)	3	**382**
Sales agreements and long-term receivables	205	32	(10)	-	(19)	(18)	**190**
Losses to completion	525	108	(47)	(65)	(4)	21	**538**
Disputes and litigation	36	19	(3)	-	(1)	-	**51**
Negative equity of non-consolidated companies	12	10	-	(1)	-	-	**21**
Other	221	22	(32)	(48)	(3)	3	**163**
Total	**2 356**	**463**	**(289)**	**(114)**	**(81)**	**7**	**2 342**
Non-current	**1 078**	138	(35)	17	(19)	(66)	**1 113**
Current	**1 278**	325	(294)	(92)	(62)	74	**1 229**

No material provisions to cover environmental risks were recognised in the first half of 2009.

The financial information used to determine the IAS 19 provisions resulting from an extrapolation as of 30 June 2009 of the actuarial valuation performed as of 31 December 2008 did not change actuarial assumptions.

2.9.24 Borrowings subject to specific terms and conditions

Movements in this item break down as follows:

(in € millions)	
December 31, 2008	**698**
New advances received	51
Repayment of advances	(25)
Unwinding of discount	16
Cost of borrowings	3
Impact of currency translation	2
Adjustment in the probability of repayment of advances	(18)
June 30, 2009	**727**

These borrowings mainly correspond to repayable advances granted by the French State.

2.9.25 Interest-bearing liabilities

Interest-bearing liabilities break down as follows:

(in € millions)	
December 31, 2008	**1,554**
Increase in borrowings	130
Decrease in borrowings	(58)
Movement in short term bank facilities	(48)
Changes in scope of consolidation	-
Impact of currency translation	-
Reclassifications	1
June 30, 2009	**1,579**

a) Breakdown of interest-bearing liabilities

(in € millions)	**Dec. 31, 2008**	**June 30, 2009**
Finance lease borrowings	61	141
Other long-term loans	357	314
Total interest-bearing non-current liabilities (portion maturing > 1 year at inception)	**418**	**455**
Finance lease liabilities	8	8
Long-term borrowings	177	189
Accrued interest not yet due	6	3
Short term portion of long term debt	**191**	**200**
Treasury notes	568	179
Short-term bank facilities and equivalent	377	745
Short-term portion of long term debt	**945**	**924**
Total interest-bearing current liabilities (< 1 year)	**1,136**	**1124**
Total interest-bearing current liabilities	**1,554**	**1579**

b) Overall breakdown of fixed- and floating-rate liabilities

	Non current				**Current**			
	Dec. 31, 2008		**June 30, 2009**		Dec. 31, 2008		**June 30, 2009**	
(in € millions)	Base	Average interest rate	**Base**	**Average interest rate**	Base	Average interest rate	**Base**	**Average interest rate**
Fixed rate	225	3.64%	182	3.75%	87	3.36%	92	3.66%
Floating rate	193	4.45%	273	3.10%	1,049	3.27%	1,032	2.09%
Total	**418**	**4.01%**	**455**	**3.36%**	**1,136**	**3.27%**	**1,124**	**2.22%**

The Group's net indebtness breaks down as follows:

(in € millions)	**Dec. 31, 2008**	**June 30, 2009**
Cash and cash equivalents	919	889
Interest-bearing current and non-current liabilities	1,554	1,579
Net debt	**(635)**	**(690)**

2.9.26 Related parties

(in € millions)	**June 30, 2008**	June 30, 2009
Sales to related parties	**748**	1,234
Purchases from related parties	**(57)**	(53)

(in € millions)	**Dec 31, 2008**	June 30, 2009
Receivables from related parties	**654**	758
Payables to related parties	**885**	1,161

(in € millions)	**Dec 31, 2008**	June 30, 2009
Financial commitments	**328**	472

2.9.27 Consolidated statement of cash flows

The statement of cash flows is prepared using the indirect method, whereby net cash flow from operating activities is determined by adjusting net profit or loss. The impact of changes in exchange rates shows the impact of exchange rate fluctuations between the beginning and the end of the period and the impact of such fluctuations on the opening cash and cash equivalents balance.

2.9.27.1 Cash and cash equivalents

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible into a known amount of cash. The breakdown of these amounts is presented in Note 2.9.20.

2.9.27.2 Purchases of intangible assets and property, plant and equipment

These items break down as follows:

(in € millions)	June 30, 2008	**June 30, 2009**
Intangible assets	(97)	**(111)**
Property, plant and equipment	(188)	**(166)**
Change in payables on purchase of intangible assets	1	**(1)**
Change in payables on purchase of tangible assets	(4)	**(16)**
Movement in amounts receivable on disposals of tangible assets	(4)	**6**
Proceeds from disposals of intangible assets	1	**1**
Proceeds from disposals of tangible assets	10	**44**
Total	**(281)**	**(243)**

2.9.27.3 Material non-cash transactions

The Group performed certain transactions that did not impact cash and cash equivalents.

These transactions mainly concern:

	€ millions
- Depreciation, amortisation, impairment and provisions	379
- Impact of changes in the value of financial instruments (1)	(380)
- Capital gains on asset disposals	9
- Cancellation of pre-tax income paid on assets of discontinued operations	4
- Other	(17)
	(5)

(1) This impact is primarily the result of the Group's decision to apply so-called speculative accounting from 1 July 2005 and therefore to recognise in net finance costs/income the change in the fair value of its financial instruments from this date.

2.9.28 Financial derivatives

The Group manages a portfolio of financial instruments to hedge its exposure to foreign currency risk.

Most revenue in the Aerospace Propulsion and Aircraft Equipment segments is denominated in US dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities totals roughly US$4.5 billion per annum.

The Group's hedging policy is aimed at reducing uncertainty factors affecting its profitability and at giving it the time needed to adapt its costs to an unfavourable monetary environment. Hedging arrangements have been made accordingly, over a three-year timeframe.

The main hedging instruments used by the Group are US dollar-denominated forward contracts and option purchases (call euro/put US$).

The financial derivatives held by the Group, contracts or options, are used for hedging highly probable future flows, determined on the basis of the order book and budget forecasts, as well as the net balance sheet position made up of trade receivables and payables and cash denominated in foreign currencies.

The portfolio of financial derivatives breaks down as follows:

(in millions currencies)	December 31, 2008				June 30, 2009			
	Fair value	Contract notional	< 1 year	1 to 5 years	**Fair value**	**Contract notional**	**< 1 year**	**1 to 5 years**
Forward exchange contracts								
Sell USD	(476)	11,251	5,214	6,037	**(84)**	**12,712**	**6,006**	**6,706**
Of which sell USD buy EUR	*(331)*	*10,146*	*4,636*	*5,510*	***(18)***	***11,638***	***5,378***	***6,260***
Buy USD	(1)	(35)	(28)	(7)	**-**	**(12)**	**(12)**	**-**
Of which buy USD sell EUR	-	-	-	-	**-**	**-**	**-**	**-**
Sell GBP position against EUR	-	-	-	-	**-**	**-**	**-**	**-**
Buy SGD position against EUR	-	(6)	(6)	-	**-**	**(3)**	**(3)**	**-**
Sell GBP buy ZAR	-	-	-	-	**1**	**4**	**4**	**-**
Sell EUR buy ZAR	-	-	-	-	**-**	**3**	**3**	**-**
Currency swaps	**19**				**7**			
Of which sell USD buy EUR	*4*	*196*	*196*	-	***4***	***112***	***112***	**-**
Currency option contracts	**18**				**31**			
Buying of a put option	*119*	*4,788*	*2,764*	*2,024*	***44***	***3,296***	***2,394***	***902***
Sell Put					***(9)***	***(1,272)***	***(1,272)***	**-**
Sell call	*(101)*	*2,688*	*1,664*	*1,024*	***(16)***	***1,686***	***1,214***	***472***
Accruals - sell USD - buy EUR					***12***	***170***	***170***	**-**
Accruals - buy USD - sell EUR					**-**	***(16)***	***(16)***	**-**
Total	**(439)**				**(45)**			

Fair value amounts are stated in million euros, notional amounts are stated in million currencies

Given the accounting restrictions stemming from the application of standard IAS 39, the Group has decided not to apply hedge accounting, and to record the change in fair value of its financial instruments in Financial income (loss). Accordingly, all changes in the fair value of its financial instruments have been recorded in finance income (loss) for a total of €431 million.

At the same time, in order to reflect the economic effects of its currency hedging policy, the Group prepares adjusted financial statements in which hedging transactions are presented for the same periods as the flows being hedged (see foreword).

2.9.29 Off-balance-sheet commitments

2.9.29.1. Endorsements, guarantees and other commitments

The various commitments given by SAFRAN Group are as follows:

(in € millions)	Dec. 31, 2008	June 30, 2009
Employee-related commitments	17	**17**
Commitments given to customers (completion warranties, performance bonds)	269	**241**
Commitments given to third parties by SAFRAN on behalf of its subsidiaries	571	**636**
Commitments given to customs authorities by SAFRAN on behalf of its subsidiaries	102	**95**
Commitments arising from role as associates EIG venture	-	**-**
Liability guarantees given	122	**108**
Actuarial adjustments	(22)	**(19)**
Other commitments	216	**711**
Total	**1,275**	**1,789**

During the first half-year SAFRAN has taken a commitment towards General Electric to guarantee the purchase price of General Electric Homeland.

The various commitments received by SAFRAN Group are as follows:

(in € millions)	Dec. 31, 2008	June 30, 2009
Commitments received from banks on behalf of suppliers	18	22
Completion warranties	15	17
Endorsements, guarantees received	8	2
Liability guarantees received	121	176
Other commitments received	48	29
Total	**210**	**246**

No commitments were received with respect to operations held for sale.

2.9.29.2 Vendor warranties

Vendor warranties are given or received on the acquisition or sale of companies. As of 30 June 2009, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

2.9.29.3 Capital expenditure commitments

As of 30 June 2009, capital expenditure commitments totalled €140 million (excluding operations held for sale).

2.9.29.4 Financial guarantees granted as part of the sale of Group products

These guarantees generated risks totalling a gross amount of $250 million as of 30 June 2009. This amount does not, however, reflect the actual risk to which SAFRAN is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, i.e., the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided in full in the financial statements.

2.9.30 Disputes and litigation

Except for the matters described below, neither SAFRAN nor any of its subsidiaries are, or have been, notably during the last twelve months, parties to any governmental, legal or arbitration proceedings likely to have or that have had, in the recent past, a significant effect on the financial position or profitability of SAFRAN and/or SAFRAN Group. To the Group's knowledge, no proceedings of this type are contemplated by governmental authorities or third parties. A provision is only booked to cover the expenses that may result from such proceedings when the expenses are probable and their amount may be either quantified or estimated. The amount of the provisions booked is based on an evaluation of the level of risk for each case, and does not primarily depend on the status of the proceedings, although it is specified that the occurrence of events during the proceedings may nonetheless lead to a re-evaluation of the risk. SAFRAN believes that it has set aside adequate provisions to cover the risks of general or specific litigation, either in progress or possible in the future.

- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin concerning a helicopter accident which took place in April 2003 in the Italian Alps, the causes of which are still unknown. Compensation payable to civil parties with respect to Turbomeca's liability was covered by the Group's insurance policy.

- A supplier filed a legal action against Sagem Défense Sécurité for the alleged abrupt and abusive termination of commercial relations, claiming compensation of €30 million. In a judgment dated 23 July 2008, Sagem Défense Sécurité was required to pay damages of €1 million. The supplier has appealed this decision. The estimated financial consequences of this dispute are significantly lower than the amounts claimed and are more than covered by the total provisions for contingencies and losses set aside by Sagem Défense Sécurité as of 30 June 2009.

- A supplier filed a legal action against Messier-Bugatti in 2004 for the alleged abusive termination of a joint development project, supposedly leading to the misappropriation of know-how in favour of a competitor. The decision of the lower court, which dismissed the supplier's claim, was overruled by a decision of the Versailles Court of Appeals dated 30 April 2009. The Court found that Messier-Bugatti had terminated the contract abusively. However, it did not hand down a decision with respect to the measure of damages suffered by the supplier, and ordered an expert opinion. Messier-Bugatti is considering filing for an annulment. The potential financial consequences of this dispute are considerably lower than the amount claimed of €33 million, subsequently reduced by the claimant to €7.3 million at appeal, and are more than covered by total provisions for contingencies and losses set aside by Messier-Bugatti as of 30 June 2009.

- At the end of 2002, a group of French manufacturers including the former Snecma Group was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less than US$260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand relates to the execution of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10%. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal status of limitation periods, and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. SAFRAN has not recorded a provision at this point.

- At the end of 2006, a tax adjustment of €11.7 million was notified by the Tax Office to SAFRAN, based on documents obtained during an ongoing preliminary investigation into the facts surrounding the payment by SAGEM SA – between 2000 and 2003 – of commissions to local intermediaries for the alleged purpose of corrupting public agents of the Federal Republic of Nigeria, with the alleged aim of being awarded the State's electronic ID card contract. SAFRAN brought an independent legal action in order to obtain all useful information concerning the facts of which it is accused and any potential liability. The French Tax Office, which had agreed to suspend the adjustment, signalled in June 2009 its intention of demanding payment. A provision was set aside to partially cover this adjustment, contested by SAFRAN, at the end of 2006, and has been maintained since then. Three employees of a Group subsidiary having been indicted in this case, the group itself was charged in February 2009.

- At the conclusion of an investigation opened in March 2007, the AMF found, on 10 July 2009, that SAFRAN had failed, in its press release dated 14 February 2007 relative to the 2006 financial statements, to explain the precise origin of the accounting impact (estimated at €134.5 million) caused by "unexplained entries" or the reasons for the increase in the said amount compared with the sum of €100 million given in the 8 December 2006 press release. SAFRAN will present, within the appointed time, all elements of a nature to demonstrate to the Sanctions Commission that the complaint is unfounded.

- In 2007, the tax adjustment notified in respect of the rules governing the allocation of the tax expense between the Snecma parent company and its consolidated subsidiaries up to the end of 2004, of €14 million, was contested. No provision has been set aside in respect of this risk to date.

2.9.31 Subsequent events

None

SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 - France

Tel.: +33 (0)1 40 60 80 80
Fax: +33 (0)1 40 60 81 02

www.safran-group.com

ANALYST PRESENTATION – JULY 31, 2009



SAFRAN INTERIM RESULTS 2009

Jean-Paul HERTEMAN
CEO

Ross McINNES
CFO

SAFRAN

AGENDA

- KEY FACTS AND FIGURES
- FINANCIAL RESULTS
- 2009 OUTLOOK
- APPENDICES

SAFRAN



SAFRAN KEY FACTS AND FIGURES

Jean-Paul HERTEMAN

CEO

SAFRAN

FINANCIALS

- Performance in line with full year objectives
  - Revenue* : **€ 5,149M** (+1,8% vs H1 2008)
  - EBIT* : **€ 324M** ie 6.3% margin, vs full year guidance 5-6% based on hedging rate of €1 = $1.45

- Roughly stable net debt at **€ 690M**

- Confident with an EBIT margin of around 6% for the full year, at the upper end of the range set in early 2009

* Adjusted data

KEY FACTS

- Group activities prove resilience against aerospace backdrop
- Strategic move to Security
- Action plans to adapt cost base
  - Improving productivity with Safran +
  - Enhancing cost base flexibility

TOUGH BUT VARIABLE ENVIRONMENT

- Negatives
  - Decline in international passenger traffic (-8%***)
  - Overall traffic drop estimated at -4%
  - ...Amplified by lower yield levels (business class...)
  - Decrease in freight traffic (-20%***)
  - Airlines stretched financial capacities leading to volatile short term demand for services

- Positives
  - No financing crisis for the airlines
  - Some market segments stabilizing after a sharp drop (regional and biz jet)
  - Resilient low cost carriers (ex : Ryanair +13% yoy in June 2009)*
  - Dynamic Indian and Chinese domestics markets (respec. +7,3% and +19,3% yoy for domestic RPK in June 2009)**

* Traffic of passengers-source Ryanair ** Domestic RPK -source Air China and Indian Airlines *** H1 2009 vs H1 2008 source IATA

GROUNDINGS AND ORDER CANCELLATIONS

- Stable trend in groundings over H1 2009
  - Grounded aircrafts equipped with CFM engines still represent 4% of the total aircraft fleet equipped with CFM engines, vs 12% for the total active aircraft market*

	As of 31 December 08	**As of 30 June 09**
Number of grounded planes equipped with CFM engines	**364**	**407**
Of which :		
1st generation engines (-2/-3B/-5A/-5C)	84%	86%
2nd generation engines (-5B/-7B)	16%	14%

- No significant new order cancellations vs 2008

* Source : Ascend

ORIGINAL EQUIPMENT

Fleet, deliveries and orders

	H1 2008	**H1 2009**	*Change*
Total fleet of CFM engines*	**18,031**	**19,216**	
Share of 2nd generation engines**	48%	52%	
Deliveries in H1:			
1.Number of CFM engine deliveries	683	597	*-12.5%*
Number of helicopter engine deliveries	577	525	*-9.0%*
2.Number of A380 nacelles deliveries	30	41	*+36.7%*
3.Number of small nacelles deliveries***	285	165	*-42.1%*
OE revenue (€M)****	**2,541**	**2,415**	*-5.0%*

- Increased share of 2nd generation engines in fleet
  ➡ future flow of high value services

1. Slowdown of deliveries following the recent peak period and the Boeing strike
2. Ramping up of deliveries in recent programs (A380)
3. Impact of Biz and regional jets in Equipment

- Change in total OE **** revenues at constant $: -8% (4)

* All delivered engines minus declared groundings **CFM56-5B and –7 engines first deliveries in late 1990 *** Nacelles for regional and bizjet
**** Propulsion and Equipment, including revenues from R&D contracts and miscellaneous (4) Estimates based on management data

SERVICES (1)

Services revenues*

(€M)	H1 2008	**H1 2009**	*Change*
Services revenues in Aerospace Propulsion	**1,269**	**1,314**	*+3.5%*
Of which spares	722	758	*+5.0%*
Of which MRO	547	556	*+1.6%*
Services share of total Propulsion revenues	*45%*	*47%*	
Services revenues in Aircraft Equipment	**425**	**453**	*+6.6%*
Of which spares	256	262	*+2.3%*
Of which MRO	169	191	*+13.0%*
Services share of total Equipment revenues	*31%*	*32%*	
Total services revenue	**1,694**	**1,767**	*+4.3%*

- Services revenues: basically resilient
- Good performance for services to military customers (aircraft and helicopters)
- Increasing spares revenues for military and high thrust engines
- Healthy growth of repairs activities for civil engines offsetting spares' softness
- Change in total services revenues at constant $: -3%**

* Including spares and maintenance & repairs activities ** Estimates based on management data

SERVICES (2)

- Focus on shop visits for CFM engines (world total)

	H1 2008	**H1 2009**	*Change*
Shop visit number for CFM engines	1,228	**1,145**	*-6.7%*
of which 1st gen engines	754	554	*-27.0%*
of which 2nd gen engines	474	591	*+24.6%*

- Impact of grounded 1st gen. engines + lower flight hours on shop visits for 1st gen. engines
- Increasing share of 2nd generation engines in shop visits ➡ future positive price mix effect

- Focus on spares for CFM engines (world total)
  - Decrease by 1% in global CFM spares revenues in dollar
    - …but following a peak period (strong base of comparison)
  - Short term volatility as experienced under previous crisis, but positive structural potential growth

STRONG DEVELOPMENT IN SECURITY

- Strengthening Group position in Security
  - Targeting long term 20% of total Group revenue (8% in H1 09 vs 6% in H1 08)

- Robust performance of Security in H1
  - Organic growth : +30% with very high growth in ID solutions for governments
  - Increased profitability due to good performance of acquisitions and significant scale effect

- GE HLP acquisition
  - Ongoing footprint enhancement in North America (Morpho+Printrak+GE HLP)
  - In partnership with GE, mixing the promising detection market growing by >12% p.a over 2008-2012 period, with existing ID and access control leadership



OVERVIEW

- Agenda
  - Closing expected by the end of the summer 2009, with payment in H2 2009 and first consolidation in Group accounts in late 2009
- Consideration and financing
  - Enterprise value of $ 715m for 100% of share capital
  - Financed by available cash on the balance sheet
  - EV/EBITDA 2009 : x 9-9.5
- Confirmation of promising outlook
  - Revenues' growth in H1 in line with annual forecasts driven by the successful launching of the new CT 9800 tomography equipment in the USA
  - 2009-2010E Revenue CAGR > 15%
  - EBITDA margin : 25% expected in 2009

IMPROVING EFFICIENCY WITH SAFRAN+

UPDATE ON ACTION PLAN

- Optimize the supply chain
  - Acceleration of supplier development resulting in increased output quality and more deliveries in due time
  - Ongoing development of facilities in dollar and emerging zones to improve purchasing costs (Taiwan, USA)
- Lean manufacturing and improved productivity
  - Enhanced existing facilities in low cost countries (Poland, Morocco)
  - Optimization of existing facilities (Fougères, Poitiers and Dijon sites)
- Reduction of overheads
  - Around € 20M gains in H1 (logistics in the US, travel spending) in line with annual objectives
  - Pooling of the support functions
- Improve marketing and accelerate services growth
  - Development of Global Care contracts (equipment systems)
- Working capital management
  - Improvement in inventories (engines, wiring, carbon brake, landing gear…)

Split of Safran + gains by action in H1 2009



15%
26%
20%
39%
Cost reduction

- Optimize the Supply-Chain
- Lean manufacturing and developping
- Reduction of structural cost
- Sell better and accelerate services growth

SAFRAN

ENHANCING COST BASE FLEXIBILITY

ACTION PLAN IN DOLLAR AND EMERGING ZONES

2008 employees
54,500


International
35%
France
65%

- Since 2002
  - $/€ pressure led Safran to increase its non French cost base (supply chain, industrial spread)
  - International staff number have nearly doubled to 19,000
  - Plan to continue to grow share of International in Group cost base

Production and non production purchases in $ / emerging zones

(BUY)


50%
40%
30%
20%
10%
0%
2004 2005 2006 2007 2008 2009 2010 2011

Production workforce in $ / emerging zones

(MAKE)


People
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
Emerging zone
$ zone
2001 2004 2007 2010

SAFRAN

ACTION PLAN IN FRANCE

- France (35,500 employees)
  - **Discussions with trade unions representations** on tools to adapt workforce to workload evolution
    - Enhance the employability within the Group through implementation measures
    - Identify growing & decreasing functions to manage them
  - **Mandatory retirement in 2009** (and for 2010 if notified in 2009) of staff reaching 60 year age and having required retirement contributions
    -> 2,000 people over two years
  - **Hiring strictly limited** to critical core competencies
  - **Stand down staff** with reduced salary whenever and wherever required

➡ In a position to deal with possible further volume drift



SAFRAN FINANCIAL RESULTS

Ross McINNES

CFO

SAFRAN

FOREWORD (1)

RECONCILIATION BETWEEN STATUTORY AND ADJUSTED CONSOLIDATED STATEMENT *

- In order to reflect the actual economic performance of the Group and enable this performance to be monitored and compared, the consolidated income statement are adjusted for:
  - the accounting impact of charges to amortization on intangible assets relating to aircraft programs, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3,
  - the accounting impact of application of hedge accounting to currency financial instruments, in order to better reflect the result of the Group's overall foreign currency risk management policy.
- Therefore, only the adjusted financial data are presented in this document.

* The reconciliation details between statutory and adjusted consolidated statement are presented in appendix 1.

PRO FORMA REPRESENTATION OF H1 2008 ADJUSTED DATA

- The H1 2008 adjusted data are represented in 2009 without Monetel business sold in April 2008, and take into account the internal reorganization realized between activities since early 2009:
  - Creation of Safran Electronics
  - Transfer from Aircraft equipment branch to Aerospace propulsion branch (engine control system activity)
  - Creation of a new rubric called «Other», gathering activities so far consolidated in Aerospace propulsion

INCOME STATEMENT *

IN LINE WITH ANNUAL TARGETS

H1 2008 published	(€M)	H1 2008 pf*	H1 2009
5,057	**Revenue**	**5,017**	**5,149**
474	**Profit (loss) from operations**		**324**
328 (**)	**Profit (loss) from recurring operations**	**321** (**)	**324**
6.5%	*% of revenue*	*6.4%*	*6.3%*
(143)	Net finance (costs) income		48
(51)	Income tax expense		(99)
(119)	Profit (loss) from discontinued operations		6
(8)	Minority interests		(5)
3	Income from associates		7
156	**Profit (loss) attributable to equity holders of the parent**		**281**
0.38	**Basic Earning per share (€) half year basis**		**0.70**

- Revenue and margin level in line with annual target
- Cost of net debt : € 16M / other financial items are mainly IAS39 driven accounting entries relative to FX hedging
- Non recurring cost of exit from Mobiles business charged in H1 2008

* Adjusted data / H1 2008 pro forma data are represented without Monetel business sold in April 2008
** Excluding gain arising on the transfer of Monetel business to Ingenico (€146 million)

CHANGE IN REVENUE BRIDGE *

STABLE REVENUES



(€M)
+1.8%
+2.6%
+1.2%
-2.6%
5,057
(40)
5,017
(129)
4,888
+188
5,076
+73
5,149
H1 2008
Monetel exit
H1 2008 pro forma
Organic variation
H1 2009 at constant perimeter 2008 and exchange rate
Currency impact
H1 2009 at 2008 perimeter
Acquisitions
H1 2009

- Mild decrease at constant $ in civil original equipment and services in Aeronautics
- Positive perimeter effect mainly due to Sagem Identification (ex SDU) and Printrak integration, respectively since 09/08 and 04/09
- Favourable effect of $/€ change

* Adjusted data

SAFRAN

CHANGE IN EBIT BRIDGE *

STABLE LEVEL OF EBIT MARGIN



(€M)
-1%
+1%
-2%
328
(7)
321
(46)
275
+38
313
+11
324
-14%
H1 2008
Monetel exit
H1 2008 pro forma
Trading Mix effect productivity
H1 2009 at constant perimeter 2008 and exchange rate
Currency impact
H1 2009 at 2008 perimeter
Acquisitions
H1 2009

- Impact of decrease in Aeronautics activities vs H1 2008 peak, partially offset by productivity improvements, increase in Security margins and…
- Positive perimeter effect: +€ 11M
- Favourable effect of $/€ change:+€ 38M

* Adjusted data

RESEARCH AND DEVELOPMENT *

ONGOING STRUCTURAL HIGH LEVEL OF R&D

(€M)	H1 2008	**H1 2009**	*Change*
Self-funded R&D (before credit tax)			
Recorded as operating expenses	235	**218**	*(17)*
Activated expenses	70	**76**	*6*
Total self-funded R&D (before credit tax)	**305**	**294**	***(11)***
% of revenue	*6.0%*	*5.7%*	

(€M)	H1 2008	**H1 2009**	*Change*
Recorded as operating expenses	235	**218**	*(17)*
Amortisation / depreciation	13	**47**	*34*
EBIT impact before R&D credit tax	248	**265**	*17*
EBIT impact after R&D credit tax	216	**217**	*1*

- R&D effort maintained: still high level of R&D in H1 2009 with normative trend at around 6 to 7% per annum

- Stable impact on EBIT

* Adjusted data

HEDGING PORTFOLIO

- Half year 2009
  - 2,015 MUSD for EUR at a rate of 1 EUR = 1.43 USD
- Hedging portfolio as of June 30, 2009: 13,700 MUSD at an average rate for the EUR/USD tranche of:
  - EUR 1 ≤ USD 1.43 in 2009
  - EUR 1 ≤ USD 1.525 en 2010 including 40% of option
  - EUR 1 ≤ USD 1.40 in 2011
  - EUR 1 ≤ USD 1.32 in 2012 (partial hedge)
- Current objective => improve the USD rate in 2010 to at least 1.48 vs 1.525

RESULTS BY ACTIVITY *

AEROSPACE PROPULSION

H1 2008 published	(€M)	H1 2008 pf	**H1 2009**	Change pro forma	Organic variation
2,852	**Revenue**	**2,850**	**2,769**	*(2.8%)*	*(6.9%)*
278	**Profit (loss) from operations**	**278**	**259**	*(6.8%)*	
9.7%	*% of revenue*	*9.8%*	*9.4%*		

(€M)	H1 2008 published	**H1 2009**
CAPEX	**111**	**69**
Self-funded R&D		
Recorded as operating expenses	115	103
Activated expenses	36	36
Total self-funded R&D (before R&D credit tax)	**151**	**139**
% of revenue	*5.3%*	*5.0%*

- Decrease in civil engines activities, at constant $
  - Recent peak period
  - Boeing strikes effect
- Profitability remaining high
- Lower CAPEX due to adjusted projects
- Impact of the tailing off of the SaM146 R&D program

* Adjusted data / H1 2008 proforma takes into account internal reorganizations between Group activities in early 2009

RESULTS BY ACTIVITY *

AIRCRAFT EQUIPMENT

H1 2008 published	(€M)	H1 2008 pf	H1 2009	Change pro forma	Organic variation
1,426	**Revenue**	**1,385**	**1,413**	*2.0%*	*(3.0%)*
47	**Profit (loss) from operations**	**47**	**44**	*(6.4%)*	
3.3%	*% of revenue*	*3.4%*	*3.1%*		

(€M)	H1 2008 published	H1 2009
CAPEX	**39**	**44**
Self-funded R&D		
Recorded as operating expenses	52	40
Activated expenses	27	25
Total self-funded R&D (before R&D credit tax)	**79**	**65**
% of revenue	*5.5%*	*4.6%*

- Ramping up of A380 nacelles deliveries
- Sustained growth of services in landing systems, brakes and wheels, notably in Asia, except on older airplanes for brakes
- Impact of biz and regional jet crisis on Equipment activities (small nacelles, wiring and landing systems)**
- Decreased R&D in A380 and A400M programs

* Adjusted data / H1 2008 proforma takes into account internal reorganizations between Group activities in early 2009
**Biz and regional jet market segment represents c.15% of Equipment revenue and 4% of Group revenue

RESULTS BY ACTIVITY *

DEFENSE

H1 2008 published	(€M)	H1 2008 pf	**H1 2009**	Change pro forma	Organic variation
458	**Revenue**	**493**	**511**	*3.7%*	*1.8%*
17	**Profit (loss) from operations**	**17**	**18**	*5.9%*	
3.7%	*% of revenue*	*3.4%*	*3.6%*		

(€M)	H1 2008 published	**H1 2009**
CAPEX	**25**	**10**
Self-funded R&D		
Recorded as operating expenses	46	50
Activated expenses	7	15
Total self-funded R&D (before R&D credit tax)	**53**	**65**
% of revenue	*11.6%*	*12.7%*

- Sustained growth in Avionics (+10%)
  - Navigation programs
  - Missile guidance programs

* Adjusted data / H1 2008 proforma takes into account internal reorganizations between Group activities in early 2009

SECURITY

H1 2008 published	(€M)	H1 2008 pf (3)	H1 2009	Change pro forma	Organic variation
321	**Revenue**	281	(1) 434	54.4%	30.4%
(2) 17	**Profit (loss) from operations**	9	33	nm	
5.3%	*% of revenue*	3.3%	7.7%		

(€M)	H1 2008 published	H1 2009
CAPEX	5	2
Self-funded R&D		
Recorded as operating expenses	23	24
Activated expenses	0	0
Total self-funded R&D (before R&D credit tax)	23	24
% of revenue	7.2%	5.5%

- Strong organic growth (+30%)
  - ID solutions (French biometric passports...)
  - +20% expected organic growth for the full year 2009
- Profitable and growing business acquired
- Scale effect on margins

(1) Including Sagem Identification (€58 M) and Printrak (€11 M)
(2) Excluding gain arising on the transfer of Monetel business to Ingenico (€146 M) (3) restated from Monetel business sold in April 2008
* Adjusted data / H1 2008 proforma takes into account internal reorganizations between Group activities in early 2009

SHARP INCREASE IN FREE CASH FLOW

(€M)	H1 2008	**H1 2009**
Adjusted net profit (loss)	**156**	**281**
Depréciation, amortisation and increase in provisions	180	304
Others	(103)	67
Neutralization discountinued operations	129	4
Cash from operating activities	**362**	**656**
including non-premium options expired	(85)	37
Working capital	(42)	(249)
Acquisition of property, plant and equipment	(186)	(132)
Acquisition of intangible assets	(95)	(111)
Free cash flow	**39**	**164**

- Strong increase in depreciation, amortization and provisions
- One-off negative effect on working capital (French law for shortening payables)
- Positive change in options premium
- Lower CAPEX
- EBIT conversion rate >50%

CHANGE IN NET DEBT

STRONG FINANCIAL RESOURCES


(€M)
Net debt at 01/01/09
(635)
Cash flow
+656
Change in WC
(249)
CAPEX and acquisition of intangible asset
(243)
Dividend
(73)
Acquisitions
(173)
Other
+27
Net debt at 06/30/09
(690)
Of which non-premium expired € 37M

- Roughly stable debt
- Strong cash…
- Financing Printrak acquisition (€ 133M) and dividends payments (€ 73M)
- Gearing of 16%

SAFRAN

CUSTOMER FINANCIAL COMMITMENTS

NO SIGNIFICANT CHANGE

(in USD million)	12/31/2008	**06/30/2009**
Total committments	257	250
Estimated value of pledges	133	121
Net exposure on these commitments	124	128
Provisions	110	113

- No airlines financing crisis
- Stabilization of provisions
- Conservative accounting policy



SAFRAN
2009 OUTLOOK

Jean-Paul HERTEMAN

CEO

SAFRAN

- Mild $ tailwind : 1,45 -> 1,43
- Short term volatility/softness in $ services revenues as previously experienced with improved long term growth potential
- Mild decline in Original Equipment
- Strong strategy and performance in Security
- Cost control on target, flexibility better assessed

➡ Confident with an EBIT margin of around 6% for the full year, at the upper end of the range set in early 2009

ANALYST PRESENTATION – JULY 31, 2009



SAFRAN
APPENDICES

SAFRAN

STATUTORY AND ADJUSTED CONSOLIDATED STATEMENT *

RECONCILIATION

(€M)	Statutory consolidated statements	Hedge accounting		Intangible assets depreciation and amortization	Adjusted consolidated statements
		Remeasurement of the revenue	Deferred hedge gain (loss)		
Revenue	**5,295**	**(146)**	**0**	**0**	**5,149**
Other operating income / expense	**(4,907)**	**6**	**(3)**	**79**	**(4,825)**
Profit (loss) from operations	**388**	**(140)**	**(3)**	**79**	**324**
Cost of debt	(16)	0	0	0	(16)
Foreign exchange financial income (loss)	299	**140**	(310)	0	129
Other finance costs / income	(65)	**0**	0	0	(65)
Net finance costs / income	**218**	**140**	**(310)**	**-**	**48**
Income from associates	7	0	0	0	7
Income tax expense	**(179)**	(1)	108	(27)	(99)
Profit (loss) from continuing operations	**434**	**(1)**	**(205)**	**52**	**280**
Profit (loss) from discontinuing operations	6	-	-	-	6
Minority interests	**(6)**	**2**	**1**	**(2)**	**(5)**
Parents	**434**	**1**	**(204)**	**50**	**281**

REVENUE AND EBIT OVERVIEW *

H1 2008	*(in euro million)*	H1 2008 pf	**H1 2009**
	AEROSPACE PROPULSION		
2,852	▸ Revenue	2,850	**2,769**
278	▸ Profit (loss) from operations	278	**259**
9.7%	*% of revenue*	*9.8%*	***9.4%***
	AIRCRAFT EQUIPMENT		
1,426	▸ Revenue	1,385	**1,413**
47	▸ Profit (loss) from operations	47	**44**
3.3%	*% of revenue*	*3.4%*	***3.1%***
	DEFENSE		
458	▸ Revenue	493	**511**
17	▸ Profit (loss) from operations	17	**18**
3.7%	*% of revenue*	*3.4%*	***3.6%***
	SECURITY		
321	▸ Revenue	281	**434**
17	▸ Profit (loss) from operations	9	**33**
5.3%	*% of revenue*	*3.3%*	***7.7%***
	HOLDING AND OTHER		
0	▸ Revenue	8	**22**
(31)	▸ Profit (loss) from operations	(31)	**(30)**
	TOTAL SAFRAN		
5,057	▸ Revenue	5,017	**5,149**
328	▸ Profit (loss) from operations	321	**324**

* Adjusted data

BALANCE SHEET AS OF JUNE 30, 2009 *

(in euro million)

ASSETS	12/31/08	06/30/09	LIABILITIES	12/31/08	06/30/09
Goodwill	1,756	1,866	Shareholders' equity	3,874	4,279
Fixed assets	5,219	5,206	Provisions	2,356	2,342
Other assets	751	767	Borrowings subject to specific conditions	698	727
Fair value of financial instruments and derivatives	138	42	Interest bearing liabilities	1,554	1,579
Inventories, net	3,673	3,744	Other liabilities	757	812
Trade and other receivables	4,319	4,023	Trade and other payables	6,981	6,713
Cash and cash equivalents	919	889	Fair value of financial instruments and derivatives	577	87
Assets held for sale	61		Liabilities held for sale	39	
TOTAL ASSETS	**16,836**	**16,538**	**TOTAL LIABILITIES**	**16,836**	**16 538**